03007520

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harry Holdings

*CURRENT ADDRESS 7th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(inc. Bermuda)

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FILE NO. 82- 3638 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/11/03

Annual Report 2000-01





ARS
82-3638
3-31-01





HANNY
VISIONS AHEAD

> CONTENTS

> CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Yap, Allan *(Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken
Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick
Mr. Tsang Link Carl, Brian
Mr. Cheung Hon Kit

AUDIT COMMITTEE

Mr. Ma Si Hang, Frederick
Mr. Tsang Link Carl, Brian

COMPANY SECRETARY

Kam Yiu Sai, Florence

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Hang Seng Bank Limited
BNP Paribas Hong Kong Branch
Bank of America, U.S.A.
Liu Chong Hing Bank Limited
The Bank of East Asia, Limited
Wing Hang Bank Limited

SOLICITORS

Hong Kong
Herbert Smith
Iu, Lai & Li
Sidley Austin Brown & Wood

Bermuda
Conyers Dill & Pearman

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

ADR DEPOSITARY

Bankers Trust Company
4 Albany Street
New York, NY 10006
U.S.A.

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

STOCK CODE

Share : 275
Warrant : 573

HANNY
VISIONS AHEAD

We are pleased to announce a new corporate logo, designed to more accurately reflect our business goals. The logo combines a circle, representing our focus on the global marketplace, with an eye looking upward, symbolizing our outlook on new opportunities and improved shareholder value. The statement – Visions Ahead – captures this approach of looking ahead for new business opportunities.

Hanny: Visions Ahead

Hanny is a diversified holding company with HK$3.6 billion in annual revenue and HK$4.5 billion in total assets in the current year. Our business is divided into two segments: trading and investments. Trading: Our vision is to turn *Memorex®* and *Dysan®* products into household names and put them on shelves worldwide. Investments: Our vision is to continue to create long-term growth for our shareholders through strategic investments in both the technology of tomorrow and traditional businesses.





Innovative products that lead the marketplace...

Hanny stays targeted on the right markets, building on its long-established strengths in the computer storage media business. Through *Memorex®* and *Dysan®*, we have developed one of the largest optical media sales and marketing operations in the world. We are the number one seller of optical media in the United States and a rising leader in Europe. By developing innovative new products that anticipate the changing needs of the marketplace, our markets continue to expand.

CHAIRMAN'S STATEMENT

During 2000/2001, the Company experienced positive growth in both its trading operations and size of its investment portfolio. I present the 2000/2001 annual report of Hanny Holdings Limited to our shareholders.

RESULTS AND FINANCIAL REVIEW

Results

In the year ended March 31, 2001, the Group recorded an audited consolidated loss for the year of HK$252.8 million, which was mainly comprised of net profits from trading operations of HK$81.2 million, net gain on disposal of certain interests in subsidiaries and associates of HK$218.6 million, financing cost of HK$111.4 million, provisions for unrealized holding loss on other investments and impairment loss on investment securities of HK$388.2 million, share of net losses of associates of HK$30.1 million and taxation of HK$22.9 million.

As compared with last year, the Group's turnover illustrated a prominent increase to HK$3,595.8 million as a result of an impressive 27.5% growth of HK$775.8 million. This significant increase was an achievement of the year for the Group as *Memorex®* branded CD-R and CD-RW media generated healthy sales in the U.S. and U.K. markets, despite the general slump in worldwide economies. As a result of the increased activities, the gross profits increased by 14.6% or HK$82.0 million as compared with last year.

In view of the serious downturn of the market values of certain other investments and investment securities as compared with March 31, 2000, the Group has made provisions for the unrealized holding loss on other investments and impairment loss on investment securities as mentioned above. However, if the stock markets recover in the near future, the Group is expected to be able to capture profits from these provisions, as the Board believes that such investments possess underlying values that have not yet been recognized by the markets.

Liquidity and financial resources

Net cash balances at March 31, 2001 stood at HK$546.2 million (2000: HK$640.5 million) accounted for 27.4% (2000: 30.3%) of the net tangible asset value of the Group ("NTAV"). The quick ratio (current assets excluding inventories/current liabilities) of the Group at March 31, 2001 was 119% (2000: 231%).

As at March 31, 2001, total borrowings of the Group amounted to HK$1,405.0 million (2000: HK$1,014.2 million), of which HK$121.9 million were not repayable within one year. The borrowings included convertible note of HK$385.9 million, bank borrowings of HK$334.5 million, other loans of HK$625.8 million, overdrafts of HK$49.8 million, obligations under finance leases and hire purchase contracts of HK$6.3 million and amounts due to minority shareholders of HK$2.7 million. The increase in borrowings was to facilitate our Group to broaden our investment portfolio and to fund acquisition of certain interests in Asia V-Sat Co., Ltd. ("AVS"), China Strategic Holdings Limited (formerly China Internet Global Alliance Limited) ("CSHL") and an optical storage media manufacturing operation in Taiwan during the year.

CHAIRMAN'S STATEMENT (continued)

RESULTS AND FINANCIAL REVIEW (continued)

Gearing ratio

The borrowings net of cash at March 31, 2001, most of which bore LIBOR/HIBOR or prime based interests, accounted for 40.6% (2000: 16.6%) of the NTAV.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2001 was HK$15.7 million (2000: HK$20.4 million) in relation to guarantees given to a bank and a financial institution for facilities and leasing and hire purchase obligations of the investee companies.

BUSINESS AND OPERATIONS REVIEW

Trading operations

The Group continued to excel in its core *Memorex®* and *Dysan®* businesses during the year by increasing both sales and market share in various product areas. According to the Santa Clara Consulting Group, *Memorex®* branded CD-R media has become the market leader by gaining the largest market share in the world. In the CD-RW segment, *Memorex®* has captured the second largest market share worldwide.

In the U.S., our efforts have once again proved fruitful. *Memorex®* branded optical media maintained its number one market share position in the U.S., capturing 32% of the CD-R, 30% of the CD-RW and 54% of the music CD-R media markets. In terms of unit sales, approximately 380 million units of optical media were sold, compared to approximately 85 million units in fiscal year 1999/2000. This represents a phenomenal 345% growth from the previous year. Revenues in this category reached approximately US$141 million compared to approximately US$77.3 million in fiscal year 1999/2000. This represents an 82% increase from the previous year. Proportionately, revenues did not increase at the same rate of growth as unit sales due to rapidly declining prices in the optical media market in general. However, the Group expects that growth in both revenues and unit sales will remain steady in the coming year.

During the year, the Group kicked off its marketing campaign for CompactFlash™ memory cards at the November 2000 COMDEX show in Las Vegas, Nevada. Since then, the Group's U.S. presence in the flash memory market has continued to expand through sales in major retailers including K-Mart, Comp-USA and Staples. The Group also launched DVD recordable media in the U.S. during the fourth quarter. As DVD players and recorders become increasingly popular in the U.S., consumer demand for DVD recordable media will also grow. The Group intends to apply its effective marketing strategies for optical media to this new product line in order to achieve positive market penetration in the DVD media segment.

The commercial division was successfully created in the U.S. during the year and the Group intends to aggressively pursue this new marketing channel to generate increased revenues for the Group in the business-to-business market.

CHAIRMAN'S STATEMENT (continued)

BUSINESS AND OPERATIONS REVIEW (continued)

Trading operations (continued)

Our achievements in Europe during the last year were also impressive. The Group was able to achieve strong revenue growth in this region despite the over supply of optical media in the European market. The quality behind the *Memorex®* brand name has once again proven to be an effective marketing tool as we gained wider recognition in the major European markets. The Group is now the market leader in CD-R media in the U.K. and holds a strong number two position in the French market. Popularity in other markets continues to grow, with particular emphasis in the German and Spanish markets.

During the year, the Group launched a major pan-European marketing program by sponsoring an advertising campaign on MTV. In addition to extensive coverage on the air, the *Memorex®* brand was also featured on MTV Europe's flagship show – "MTV European Top 20" music charts. The exposure through this campaign is expected to further strengthen the *Memorex®* brand name throughout the European market. Besides building brand awareness, overall efficiency of the European operations was also improved. In addition to relocating our warehouse to reduce shipment times, the Group also implemented SAP's state-of-the-art software, which should contribute to significant cost-saving effects for the overall European operations in the future.

In the coming year, the Group's European division will further strengthen its management team to increase market awareness of the Group's products in other regions, including the Middle East and Scandinavia.

ACQUISITIONS AND DISPOSALS

Acquisition of an interest in Gentwin Investment Ltd.

Pursuant to a sale and purchase agreement dated September 18, 2000, the Group acquired 25% of the issued share capital of Gentwin Investment Ltd., which represents an indirect interest of 20% in AVS. The consideration paid by the Group for this acquisition was HK$160 million. The consideration was satisfied by the issuance of 333,333,333 new shares of the Company. Together with the previous acquisition of approximately 47.6% interests in Fortune Centre Ltd. in July 2000, the Group has an aggregate effective interest of 40% in AVS.

AVS and its subsidiaries are principally engaged in the development and provision of satellite broadband network services in the People's Republic of China (the "PRC"). A wholly-owned subsidiary of AVS was granted a 13 year satellite utilization right from a satellite operating company up to May 30, 2013. AVS is currently building satellite broadband Internet service provider ("ISP") establishments in various counties throughout the PRC and is expected to launch its ISP business in the second half of 2001. AVS is also operating data centres in Beijing and Guangzhou and is expected to launch its Shanghai data centre business in the third quarter of 2001.

CHAIRMAN'S STATEMENT (continued)

ACQUISITIONS AND DISPOSALS (continued)

Acquisition of an interest in China Strategic Holdings Limited

By various agreements dated September 26, 2000 and September 28, 2000, the Company, through its wholly-owned subsidiary, acquired approximately 17.45% interests in CSHL for a total consideration of HK$643.5 million. The consideration was settled by a combination of payment in cash of approximately HK$321.8 million and the issuance of six month interest-bearing promissory notes in an aggregate amount of approximately HK$321.8 million, which were fully repaid in April 2001.

CSHL is an investment holding company and its shares are listed on the Stock Exchange. CSHL holds various investments listed in Hong Kong, the U.S. and Australia. CSHL and its subsidiaries are principally engaged in the areas of tyre manufacturing, property development and investment, infrastructure investment and media investment.

Further details of this acquisition are contained in the Company's circular dated October 20, 2000.

Disposal of certain interests in Memtek International Inc.

On February 16, 2001, the Company, through its subsidiary, entered into an agreement with an independent third party pursuant to which it would sell a 9.9% interest in Memtek International Inc. ("MII") to such independent third party for a consideration of US$24 million. On the same date, the Company, through its subsidiary, also entered into a second agreement with another independent third party pursuant to which it would sell a 5% interest in MII to such third party for a consideration of US$12 million.

MII is the holding company of the Group's worldwide sales, marketing and distribution network for optical media products and computer related products and accessories. The 14.9% equity interests of MII have been disposed to investors who have strategic alliances with the Company's businesses and the Company believes that they will hold such shares as long-term investments. In our competitive industry, the Group believes that placing shares to strategic investors will have certain beneficial effects for the Group's trading business. By working with these strategic investors, the Group expects to be able to secure and build stronger relationships with various suppliers, develop new marketing channels and markets and increase our competitive edge in the industry.

CHAIRMAN'S STATEMENT (continued)

OTHER MATTERS

Bonus issue of warrants

At a special general meeting of the Company held on September 26, 2000, the shareholders approved, inter alias, a bonus issue of warrants (the "Bonus Warrant Issue"). Pursuant to the terms of the Bonus Warrant Issue, warrants were issued on the basis of one warrant (the "Warrant") for every five existing shares of the Company held by shareholders of the Company whose names appeared on the register of members in Hong Kong on September 26, 2000 (other than those shareholders whose addresses shown in the register of members on September 2000 were outside of Hong Kong). Each Warrant was issued in units of HK$0.42 of subscription rights, to subscribe in cash for new shares of the Company at an initial subscription price of HK$0.42 per share subject to adjustment, at any time from the date of issue up to and including April 3, 2002. Upon the completion of the rights issue in February 2001 (discussed below), the subscription price of the Warrants was adjusted to HK$0.36 per share.

Details of the Bonus Warrant Issue and the adjustment to the subscription price were disclosed in the Company's circular dated September 9, 2000 and in the announcement dated February 9, 2001.

Rights Issue

On January 16, 2001, the Company announced the issue, by way of a rights issue (the "Rights Issue"), of not less than 2,143,725,363 rights shares ("Rights Shares") at a price of HK$0.16 per Rights Share, in the proportion of one Rights Share for every two shares held by the qualifying shareholders on February 9, 2001, payable in full on acceptance. The Rights Shares represented 50% of the then existing share capital and approximately 33% of the Company's issued share capital as enlarged by the issue of the Rights Shares. Holders of fully-paid Rights Shares would be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares. The Rights Shares, when allotted and fully paid, rank pari passu with the then existing shares in all respects. The net proceeds was approximately HK$334 million, about HK$220 million of which was used to reduce the borrowings of the Group, including short-term borrowings and bank loans, and the remaining HK$114 million was used for general working capital. The Rights Issue closed on February 26, 2001. An aggregate of 299 valid acceptances of Rights Shares provisionally allotted under the Rights Issue were received for a total of 1,764,664,077 Rights Shares and 97 valid applications for excess Rights Shares were received for a total of 431,708,997 Rights Shares. Accordingly, the Rights Issue was subscribed by approximately 1.02 times. On February 26, 2001, a total of 2,143,726,763 Rights Shares have been allotted.

Details of the Rights Issue were disclosed in the Company's announcements dated January 16, 2001, February 9, 2001 and February 26, 2001 and the Company's circular dated February 9, 2001.

NEW CORPORATE LOGO

We are pleased to announce a new corporate logo, designed to more accurately reflect our business goals. The logo combines a circle, representing our focus on the global marketplace, with an eye looking upward, symbolizing our outlook on new opportunities and improved shareholder value. The statement – Visions Ahead – captures this approach of looking ahead for new business opportunities.

CHAIRMAN'S STATEMENT (continued)

OUTLOOK

Fiscal year 2000/2001 was another year of stable growth for the Group. In our trading operations, the Group experienced healthy gains in both revenue and market share. By continuing our ongoing efforts to secure firm footholds in new product and geographical markets, we expect to make greater strides in our goal for further market expansion worldwide.

During the year, financial markets worldwide continued to undergo rises and falls. Rapid declines in share prices of Internet companies signified waning investor confidence in these companies. This global phenomenon, although discouraging, was not unpredicted. Although we are uncertain as to how long this shakeout process may continue, we can be certain, however, that this market force will result in a situation where only the strong will survive.

Like other investors, Hanny was also affected by this market correction. During the year, the Group incurred some losses in share investments for which certain provisions were made. Despite these losses, Hanny continues to stand behind the majority of its investments in the high-technology sector. The Group has always maintained the belief that communication will continue to be a key factor to the success of businesses in our global economy. Recognizing this, our core investments in the high-technology arena have spanned from broadband infrastructure, fibre optics and satellite communications. We believe that these technologies provide the essential backbone for the Internet and effective global communication and should therefore, withstand market fluctuations in the future.

Over the years, our management philosophy of portfolio diversification has continued to prevail. Although we have made investments in the new economy, we have balanced our investment portfolio to include traditional businesses as well. During the year, we made a significant investment in CSHL, a holding company with subsidiaries operating in a diverse range of established businesses worldwide. CSHL has also successfully secured a strong presence in the PRC over the years. Although not untapped, the PRC economy is expected to explode as China moves closer to its entry into the World Trade Organization. We believe that the Company's investment in CSHL has tremendous potential to provide benefits to the Group in the long term. Going forward, the Group will explore and pursue other investment opportunities that will create added value to our investment portfolio.

As we look ahead to the next year, the Company will continue to demonstrate its commitment to building value for the Group and its shareholders. To our shareholders, we offer our sincerest appreciation for your unending support and faith in the Company and its management. In closing, I would like to thank my fellow board members and the management team for their relentless pursuit of building a stronger Hanny. Together, we are well-prepared to face the challenges and opportunities that await us in the future.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 20, 2001



Investing in technologies for the next generation...

With our vision firmly focused on future growth, we invest in the technologies of tomorrow, like broadband infrastructure, fibre optics, satellite communications and the Internet. In choosing our investments, we employ a set of unswerving fundamentals to select companies with a solid potential for leadership. Companies in our portfolio have strong business plans, compelling technology and display exceptional management teams.

DIRECTORS AND SENIOR MANAGEMENT PROFILE

DIRECTORS

Dr. Chan Kwok Keung, Charles, aged 46, was appointed as the Managing Director in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He holds an honorary degree of Doctor of Laws and a bachelor's degree in Civil Engineering. Dr. Chan is the chairman of ITC Corporation Limited, Paul Y. - ITC Construction Holdings Limited and China Enterprises Limited, a company whose shares are listed on the New York Stock Exchange, the chairman and chief executive officer of China Strategic Holdings Limited and a director of New World CyberBase Limited. He is also a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange.

Mr. Yap, Allan, aged 45, joined the Company in 1995 and was appointed as the Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He has over 19 years' experience in finance, investment and banking. Mr. Yap is an executive director of ITC Corporation Limited and PacificNet.com, Inc., vice chairman of China Strategic Holdings Limited and Oxford Properties Group Inc., and the chairman and chief executive officer of Burcon NutraScience Corporation. Oxford Properties Group Inc. and Burcon NutraScience Corporation are publicly listed companies in Canada.

Mr. Chan Kwok Hung, aged 42, was appointed as an Executive Director in December 1995. He holds a Diploma in Arts and has over 17 years' experience in trading business in the People's Republic of China. He is the chairman of China Land Group Limited and an executive director of ITC Corporation Limited. He is also an alternate director to Dr. Chan Kwok Keung, Charles in China Strategic Holdings Limited. Mr. Chan Kwok Hung is the younger brother of the Chairman, Dr. Chan.

Mr. Cheung Kwok Wah, Ken, aged 44, joined the Company as an Executive Director in May 1996. He holds a Bachelor of Civil Laws from University College, Dublin. Prior to joining the Company, he was a director of an international merchant bank in Hong Kong for over seven years. He is a solicitor in Hong Kong and has over 11 years' experience in the legal and merchant banking fields. He is an executive director of ITC Corporation Limited and the deputy chairman and managing director of Sing Pao Media Group Limited.

Mr. Fok Kin Ning, Canning, aged 49, was appointed as a Non-Executive Director in 1992. He is the group managing director of Hutchison Whampoa Limited. He is also the chairman of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd and the co-chairman of Husky Energy Inc. He is also the deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited and VoiceStream Wireless Corporation. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Mr. Yuen Tin Fan, Francis, aged 48, joined the Company as an Independent Non-Executive Director in January 1996 and was appointed as the Chairman of the Company in February 1996. In November 2000, he resigned as Chairman of the Company but remained as an Independent Non-Executive Director of the Company. Mr. Yuen holds a Bachelor degree in Economics from The University of Chicago and is now the deputy chairman of Pacific Century Group. As a previous chief executive of the Stock Exchange from 1988 to 1991, he has extensive investment banking and business experience in Hong Kong and the Far East region. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

DIRECTORS AND SENIOR MANAGEMENT PROFILE (continued)

Mr. Ip Tak Chuen, Edmond, aged 49, was appointed as a Non-Executive Director in November 1995. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics. Mr. Ip is an executive director of Cheung Kong (Holdings) Limited and Cheung Kong Infrastructure Holdings Limited, and a non-executive director of TOM.COM LIMITED.

Mr. Ma Si Hang, Frederick, aged 49, was appointed as an Independent Non-Executive Director in May 1996. He is an executive director and member of the Executive Committee of Pacific Century CyberWorks Limited. He holds a Bachelor of Arts Degree from the University of Hong Kong. Mr. Ma currently holds a number of public service positions, including a member of the Listing Committee of the Growth Enterprise Market (GEM) of The Hongkong Exchanges and Clearing Ltd. (HKEx), a member of the Takeovers and Mergers Panel of the Hong Kong Securities and Futures Commission (HKSFC), as well as a member of the Estate Agents Authority (EAA) of the Government of the Hong Kong Special Administrative Region.

Mr. Tsang Link Carl, Brian, aged 37, was appointed as an Independent Non-Executive Director in August 2000. He is a practising solicitor in Hong Kong and a partner of Messrs. Iu, Lai & Li, Solicitors and Notaries. He is also admitted to practise law in England & Wales, Singapore, New South Wales, Queensland and the Australian Capital Territory. He is also a non-executive director of several companies listed on The Stock Exchange of Hong Kong Limited.

Cheung Hon Kit, aged 47, has been a Non-Executive Director of the Company since July 2000. He has over twenty-three years of experience in real estate development, property business and corporate finance. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has worked for various property development companies in Hong Kong. Currently, he is also a director of listed companies of ITC Corporation Limited, Asean Resources Holdings Limited, Panva Gas Holdings Limited and hkcyber.com (Holdings) Ltd.

SENIOR MANAGEMENT

Mr. Lui Siu Tsuen, Richard, aged 45, is a qualified accountant and the Chief Financial Officer of the Company. Mr. Lui worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. He joined the Company in November 1995. Mr. Lui is an alternate director to Mr. Yap, Allan in China Strategic Holdings Limited.

Ms. Law, Dorothy, aged 31, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of Burcon NutraScience Corporation ("Burcon"), a publicly listed company in Canada. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. Ms. Law has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, she worked for a Canadian national law firm practicing in the areas of corporate and securities law.

Ms. Kam Yiu Sai, Florence, aged 35, was appointed as the Company Secretary in April 2000. Ms. Kam is a Chartered Secretary and holds a bachelor of law degree from the Peking University. She has over 10 years of experience in the company secretarial profession. She joined the Company in August 1996.





Leadership in the global marketplace...

Our ability to reach diverse markets around the world is a key part of our success. Our investment portfolio includes companies that are experienced in property development, hotel operation, tyre manufacturing, securities brokering and the newspaper industry. By balancing our investments across industry sectors, we enhance our leadership position and ensure continued competitiveness on a global level. The benefit for our shareholders? Diversified markets bring greater security, stability and profits.

REPORT OF THE DIRECTORS

The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended March 31, 2001.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW) and the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related businesses and other businesses. The Company itself is an investment holding company.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and the Group's principal associates at March 31, 2001 are set out in note 45 to the financial statements.

RESULTS

Details of the results of the Group for the year are set out in the consolidated income statement on page 31 of the annual report.

DIVIDEND

An interim dividend of HK0.17 cent per share (2000: HK0.17 cent per share, adjusted for the subdivision of shares on January 5, 2000), adjusted for the effect of the Company's rights issue in February 2001, was paid during the year. The Board has recommended the payment of a final dividend of HK0.15 cent per share (2000: HK0.17 cent per share, adjusted for the effect of the Company's rights issue in February 2001) to be paid to shareholders whose names appear on the register of members of the Company on Tuesday, August 21, 2001. Subject to the approval of shareholders at the forthcoming annual general meeting, the dividend warrants will be paid on or about Thursday, September 20, 2001 in cash, with shareholders being given the option to receive shares of HK$0.025 each ("New Shares") in the Company in lieu of cash in respect of part of all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days from Wednesday, August 15, 2001 to Tuesday, August 21, 2001. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Tuesday, August 21, 2001. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

The proposed final dividend of HK0.15 cent per share reflects that the Directors are optimistic on the Company's future.

RESERVES

Details of the movements in the reserves of the Group and of the Company during the year are set out in note 30 to the financial statements.

REPORT OF THE DIRECTORS (continued)

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for each of the five years ended March 31, 2001 is set out on page 82 of the annual report.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$41 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's businesses. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

SHARE CAPITAL

On January 16, 2001, the Company announced the issue, by way of a rights issue (the "Rights Issue"), of not less than 2,143,725,363 rights shares ("Rights Shares") at a price of HK$0.16 per Rights Share, in the proportion of one Rights Share for every two shares held by the qualifying shareholders on February 9, 2001, payable in full on acceptance. The Rights Shares represented 50% of the then existing share capital and approximately 33% of the Company's issued share capital as enlarged by the issue of the Rights Shares. The Rights Shares, when allotted and fully paid, rank pari passu with the then existing shares in all respects. The net proceeds were approximately HK$334 million, about HK$220 million of which was used to reduce the borrowings of the Group, including short-term borrowings and bank loans, and the remaining HK$114 million was used for general working capital. The Rights Issue closed on February 26, 2001. An aggregate of 2,143,726,763 Rights Shares at the subscription price of HK$0.16 each have been allotted. Details of the Rights Issue were disclosed in the Company's announcements dated January 16, 2001, February 9, 2001 and February 26, 2001 and the Company's circular dated February 9, 2001.

During the year, the Company repurchased certain of its own shares through the Stock Exchange, details of which are set out in the section "Purchase, Sale or Redemption of the Company's Listed Securities" below. The directors considered that the repurchases would enhance the value per share of the Company.

Details of these and other movements in the share capital of the Company during the year are set out in note 27 to the financial statements.

WARRANTS

At the Special General Meeting of the Company held on September 26, 2000, the shareholders of the Company has approved a bonus issue of Warrants (the "2002 Warrants") to grant to its shareholders whose names appear on the Register of Members of the Company on September 26, 2000 (other than those shareholders whose addresses on the Register of Members of the Company on September 26, 2000 are outside Hong Kong) on the basis of one 2002 Warrant for every five existing shares held on that date. The 2002 Warrants confer upon its holders the right to subscribe in cash at an initial subscription price of HK$0.42 in cash for one new share in the capital of the Company at any time during the period from the date of issue, October 4, 2000 to April 3, 2002, both dates inclusive. The subscription price was adjusted to HK$0.36 (subject to adjustment) with effect from February 12, 2001 as a result of the Rights Issue during the year.

Details of the movements in the warrants of the Company during the year are set out in note 28 to the financial statements.

REPORT OF THE DIRECTORS (continued)

SHARE OPTIONS

Details of the Company's share option scheme for employees are set out in note 29 to the financial statements.

CONVERTIBLE NOTE

Details of the Company's convertible note are set out in note 25 to the financial statements.

BORROWINGS

Bank and other borrowings, and obligations under finance leases and hire purchase contracts which are repayable within one year or on demand are classified as current liabilities. Repayment analyses of bank and other borrowings and obligations under finance leases and hire purchase contracts are set out in notes 24 and 26 to the financial statements respectively.

No interest was capitalized by the Group during the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Yap, Allan *(Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-Executive Directors:

Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick*
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit

* *Independent Non-Executive Director*

In accordance with Clause 87 of the Company's Bye-laws, Messrs. Yuen Tin Fan, Francis and Ip Tak Chuen, Edmond retire and, being eligible, offer themselves for re-election.

The Non-Executive Directors are subject to retirement by rotation in accordance with the above clause of the Company's Bye-laws.

REPORT OF THE DIRECTORS (continued)

DIRECTORS' SERVICE CONTRACTS

None of the Directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SECURITIES

As at March 31, 2001, the interests of the Directors of the Company in the securities of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(a) Ordinary Shares, Warrants and Convertible Note

Name of director	**Nature of interest**	**Number of shares held**	**Amount of warrants held** HK$	**Principal amount of convertible note** HK$
Chan Kwok Keung, Charles (note 1)	Corporate	1,751,624,504	70,226,716.14	385,900,000.00 (note 2)

Notes:

(1) Dr. Chan Kwok Keung, Charles is deemed to have a corporate interest in 1,751,624,504 shares, HK$70,226,716.14 warrants and a convertible note with a principal amount of HK$385,900,000.00 of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). These interests were detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

(2) ITC Corporation Limited ("ITC") is interested in the convertible note of the Company with a principal amount of HK$385,900,000.00. The convertible note may be converted at any time two years from the date of issue (i.e. January 11, 2000 until January 11, 2002). Assuming full conversion of such convertible note at a conversion price of HK$1.09 per share (subject to adjustment), a total of 354,036,697 new shares will be issued to ITC or as it may direct. Dr. Chan Kwok Keung, Charles is taken to have interests in such convertible note pursuant to Section 8 of the SDI Ordinance.

REPORT OF THE DIRECTORS (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

(b) Options

Details of the movements in the share options to subscribe for ordinary shares in the Company granted by the Company to the directors of the Company during the year are as follows:

				Number of ordinary shares to be issued upon exercise of the share options					
Name of director	Date of grant	Exercise price per share before the Rights Issue (note 1) HK$	Exercise price per share after the Rights Issue (note 1) HK$	Balance at 4.1.2000	Exercised during the year	Granted during the year	Rights Issue Adjustment (note 1)	Balance at 3.31.2001	Notes
Chan Kwok Keung, Charles	1.27.2000	1.064	0.709	50,000,000	-	-	25,000,000	75,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	9,000,000	4,500,000	13,500,000	2(c)
Yap, Allan	5.22.1996	0.360	-	36,000,000	(36,000,000)	-	-	-	2(a)
	1.27.2000	1.064	0.709	42,000,000	-	-	21,000,000	63,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	17,000,000	8,500,000	25,500,000	2(c)
Chan Kwok Hung	5.22.1996	0.360	-	32,400,000	(32,400,000)	-	-	-	2(a)
	1.27.2000	1.064	0.709	10,000,000	-	-	5,000,000	15,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	10,000,000	5,000,000	15,000,000	2(c)
Cheung Kwok Wah, Ken	5.22.1996	0.360	-	9,000,000	(9,000,000)	-	-	-	2(a)
Yuen Tin Fan, Francis	1.27.2000	1.064	0.709	12,000,000	-	-	6,000,000	18,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	6,000,000	3,000,000	9,000,000	2(c)
Ma Si Hang, Frederick	1.27.2000	1.064	0.709	5,000,000	-	-	2,500,000	7,500,000	2(b)
	8.14.2000	0.402	0.268	-	-	5,000,000	2,500,000	7,500,000	2(c)
Tsang Link Carl, Brian	8.14.2000	0.402	0.268	-	-	1,000,000	500,000	1,500,000	2(c)

REPORT OF THE DIRECTORS (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

(b) Options (continued)

Notes:

(1) *The exercise price per share and the number of shares to be issued upon exercise of the share options have been adjusted for the effect of the Rights Issue during the year.*

(2) The exercisable period for the options granted are as follows:-

(a) Options granted on May 22, 1996 are exercisable at any time during the period from May 22, 1996 to May 30, 2000.

(b) Options granted on January 27, 2000 are exercisable at any time during the period from January 27, 2000 to November 27, 2001.

(c) Options granted on August 14, 2000 are exercisable at any time during the period from August 14, 2000 to November 27, 2001.

(3) According to the Company's share option scheme, the cash consideration paid by each director for each grant of the options is HK$1.00.

Details of the share option scheme are set out in note 29 to the financial statements.

Save as disclosed above, as at March 31, 2001, none of the directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, and none of the directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

REPORT OF THE DIRECTORS (continued)

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses as at March 31, 2001 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:-

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Chan Kwok Keung, Charles	New World CyberBase Limited	Provision of one-stop-shop e-Business solutions which includes web-site design and development through its wholly-owned subsidiary	Director
	STAREASTnet (BVI) Limited, a wholly-owned subsidiary of STAREASTnet.com Corporation	Provision of information technology consulting services	Director
Fok Kin Ning, Canning	Cheung Kong (Holdings) Limited ("CKH") (note)	Manufacture, distribution and marketing of data storage media	Non-executive Director of CKH
	CKH (note)	Distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories	Non-executive Director of CKH
	Hutchison Whampoa Limited ("HWL") (note)	Finance and investment	Group Managing Director of HWL
	CKH (note)	Investment in securities	Non-executive Director of CKH

REPORT OF THE DIRECTORS (continued)

DIRECTORS' INTERESTS IN COMPETING BUSINESS (continued)

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
	Cheung Kong Infrastructure Holdings Limited ("CKI") (note)	Securities investment	Deputy Chairman of CKI
	HWL (note)	E-commerce projects and operating general information portals	Group Managing Director of HWL
	CKH (note)	Information technology, e-commerce and new technology	Non-executive Director of CKH
	CKI (note)	Information technology, e-commerce and new technology	Deputy Chairman of CKI
	Across Asia Multimedia Limited	Fixed line broadband communication services, cellular communication services, Internet enabling services and e-commerce, offering a broad range of video, data, voice and Internet related services in Asia	Non-executive Director
	China Strategic Holdings Limited	B2B e-commerce business	Non-executive Director (resigned on 21/12/2000)
	ICG Asia Limited	B2B e-commerce business	Non-executive Director

REPORT OF THE DIRECTORS (continued)

DIRECTORS' INTERESTS IN COMPETING BUSINESS (continued)

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Ip Tak Chuen, Edmond	CKH (note)	Manufacture, distribution and marketing of data storage media	Executive Director
	CKH (note)	Distribution and marketing of computer accessories, telecommunication accessories and related products	Executive Director
	CKH (note)	Securities trading	Executive Director
	CKH (note)	e-commerce and general information portals	Executive Director

Note: Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

Other than as disclosed above, none of the directors is interested in any business apart from the Company's businesses which competes or is likely to compete, either directly or indirectly, with the Company's businesses.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

REPORT OF THE DIRECTORS (continued)

SUBSTANTIAL SHAREHOLDERS

As at March 31, 2001, the register of substantial shareholders kept by the Company pursuant to section 16 (1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

Name of shareholder	Number of shares held Direct Interest	 Deemed Interest	Shareholding Percentage %
Chan Kwok Keung, Charles	–	1,751,624,504	27.24
Chinaview	–	1,751,624,504	27.24
Galaxyway Investments Limited ("Galaxyway")	–	1,751,624,504	27.24
ITC	–	1,751,624,504	27.24
ITC Investment Holdings Limited ("ITC Investment")	–	1,751,624,504	27.24
Mankar Assets Limited ("Mankar")	–	1,751,624,504	27.24
Famex Investment Limited ("Famex")	1,751,624,504	–	27.24

Notes: (1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,751,624,504 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, in which Dr. Chan Kwok Keung, Charles owns its entire issued share capital, owns more than one-third of the issued ordinary share capital of ITC. Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles are deemed to be interested in 1,751,624,504 shares which are held by Famex.

Save as disclosed above, as at March 31, 2001, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

RETIREMENT BENEFITS SCHEMES

Details of the Group's retirement benefits schemes are shown in note 41 to the financial statements.

REPORT OF THE DIRECTORS (continued)

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended March 31, 2001:

(i) The Group's largest customer and five largest customers accounted for approximately 31.8% and 58.0% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 40.6% and 71.3% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased a total number of 21,226,000 of its own shares on the Stock Exchange as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate consideration paid (including expenses)
		HK$	HK$	HK$'000
April 2000	14,434,000	1.00	0.50	11,538
May 2000	1,792,000	0.49	0.48	879
June 2000	5,000,000	0.60	0.57	2,953

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

Save as disclosed above, neither the Company nor any of its subsidiaries have purchased, redeemed or sold any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws in Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

REPORT OF THE DIRECTORS (continued)

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2001 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited annual financials.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 20, 2001


HANNY


MEMOREX

Strategy built on the strength of our team...

The people behind Hanny are united by a strong dedication to maximizing shareholder value. Through applying entrepreneurial principles, diversifying business interests and working to manage risk, the Hanny team is committed to our shareholders. The stability of the Board of Directors and senior management has always played a key role in our long history of business success. We're proud of our accomplishments, and look forward to continued success with our strategy for the future.

REPORT OF THE AUDITORS

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 31 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, July 20, 2001

CONSOLIDATED INCOME STATEMENT

For the year ended March 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Turnover	3	**3,595,783**	2,819,998
Cost of sales		**(2,952,453)**	(2,258,713)
Gross profit		**643,330**	561,285
Other (expenses) revenue	4	**(84,445)**	178,682
Distribution costs		**(408,409)**	(320,963)
Administrative expenses		**(256,522)**	(250,648)
(Loss) profit from operations	5	**(106,046)**	168,356
Finance costs	6	**(111,362)**	(63,787)
Share of results of associates		**(30,072)**	(34,386)
Impairment loss on investment securities		**(208,720)**	–
Net gain on disposal of subsidiaries and associates	7	**218,611**	199,565
(Loss) profit before taxation		**(237,589)**	269,748
Taxation	10	**22,871**	3,074
(Loss) profit before minority interests		**(260,460)**	266,674
Minority interests		**(7,635)**	8,361
(Loss) profit for the year	11	**(252,825)**	258,313
Dividends	12	**20,366**	16,600
(Loss) earnings per share	13		
Basic		**(5.73 cents)**	9.16 cents
Diluted		**N/A**	8.40 cents

CONSOLIDATED BALANCE SHEET

At March 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-current Assets			
Property, plant and equipment	14	105,547	82,642
Intangible assets	15	166,959	178,368
Interests in associates	17	192,934	180,265
Investments in securities	18	1,230,782	766,518
Deferred expenditure	19	–	6,022
Other receivables – due after one year	20	129,779	–
		1,826,001	1,213,815
Current Assets			
Inventories	21	257,638	396,099
Trade and other receivables	22	796,642	728,728
Investments in securities	18	779,280	575,240
Short-term loans receivable		138,906	89,581
Margin loans receivable		119,204	180,915
Bills receivable		–	4,606
Tax recoverable		387	1,497
Bank balances and cash		595,967	662,882
		2,688,024	2,639,548
Current Liabilities			
Trade and other payables	23	682,078	348,682
Margin loans payable		24,407	78,429
Bills payable		27,372	1,513
Taxation		23,233	5,276
Proposed dividend		9,647	9,886
Borrowings – due within one year	24	844,211	502,896
Convertible note	25	385,900	–
Obligations under finance leases and hire purchase contracts – due within one year	26	3,187	2,537
Bank overdrafts		49,813	22,362
		2,049,848	971,581
Net Current Assets		638,176	1,667,967
		2,464,177	2,881,782

CONSOLIDATED BALANCE SHEET (continued)

At March 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	27	160,780	96,728
Reserves	30	1,998,866	2,203,750
		2,159,646	2,300,478
Minority interests		182,623	94,873
Non-current Liabilities			
Borrowings – due after one year	24	116,093	88,182
Convertible note	25	-	385,900
Obligations under finance leases and hire purchase contracts – due after one year	26	3,144	6,216
Amounts due to minority shareholders	31	2,671	6,133
		121,908	486,431
		2,464,177	2,881,782

The financial statements on pages 31 to 81 were approved by the Board of Directors on July 20, 2001 and are signed on its behalf by:

DR. CHAN KWOK KEUNG, CHARLES
CHAIRMAN

MR. YAP, ALLAN
MANAGING DIRECTOR

BALANCE SHEET

At March 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-current Assets			
Interests in subsidiaries	16	2,666,033	2,580,570
Current Assets			
Trade and other receivables		2,980	6,532
Investments in securities	18	22,089	97,188
Short-term loans receivable		10,000	–
Bank balances and cash		239,558	392,728
		274,627	496,448
Current Liabilities			
Trade and other payables		27,177	48,401
Proposed dividend		9,647	9,886
Borrowings – due within one year	24	225,581	175,099
Convertible note	25	385,900	–
		648,305	233,386
Net Current (Liabilities) Assets		(373,678)	263,062
		2,292,355	2,843,632
Capital and Reserves			
Share capital	27	160,780	96,728
Reserves	30	1,998,866	2,203,750
		2,159,646	2,300,478
Non-current Liabilities			
Amounts due to subsidiaries	16	25,622	69,072
Borrowings – due after one year	24	107,087	88,182
Convertible note	25	–	385,900
		132,709	543,154
		2,292,355	2,843,632

DR. CHAN KWOK KEUNG, CHARLES
CHAIRMAN

MR. YAP, ALLAN
MANAGING DIRECTOR

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the year ended March 31, 2001

	2001 HK$'000	2000 HK$'000
Exchange differences arising from the translation of overseas operations not recognized in the consolidated income statement	**(8,628)**	559
Share of post-acquisition currency translation reserve of an associate	**(16)**	–
(Loss) profit for the year	**(252,825)**	258,313
Total recognized (loss) gain	**(261,469)**	258,872
Goodwill arising on acquisition of subsidiaries and associates	**(467,568)**	(452,987)
Share of post-acquisition capital reserve of an associate	**(2,293)**	429
	(731,330)	(193,686)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES	32	124,649	(326,146)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest and finance charges paid		(87,256)	(63,787)
Dividends paid		(20,605)	(18,991)
Interest received		44,275	58,941
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(63,586)	(23,837)
TAXATION			
Overseas tax refunded (paid)		1,167	(3,994)
Hong Kong Profits Tax (paid) refunded		(1,057)	70
NET TAX REFUNDED (PAID)		110	(3,924)
INVESTING ACTIVITIES			
Acquisition of investment securities		(370,615)	(731,198)
Acquisition of associates		(253,717)	(20,091)
Short-term loans receivable		(163,538)	(284,306)
Purchase of property, plant and equipment		(40,649)	(23,734)
Loans to associates		(40,000)	–
Acquisition of additional shareholding in a subsidiary		(705)	(1,194)
Repayment of short-term loans receivable		106,120	286,480
Proceeds from partial disposal of shareholding in a subsidiary		82,366	54,110
Proceeds from disposal of subsidiaries	33	60,000	195,944
Amount repaid by associates		19,266	14,113
Proceeds from partial disposal of shareholding in associates		1,315	30,972
Proceeds from disposal of associates		1,257	–
Proceeds from disposal of property, plant and equipment		632	1,611
Additional capital contributed to an associate		–	(10,049)
Acquisition of subsidiaries	34	–	887
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(598,268)	(486,455)
NET CASH OUTFLOW BEFORE FINANCING		(537,095)	(840,362)

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended March 31, 2001

	NOTE	2001 HK$'000	2000 HK$'000
FINANCING	35		
Other loans raised		483,946	715,717
Proceeds from issue of shares		381,231	1,472,206
Capital contributed by minority shareholders		43,913	–
Bank loans raised		29,250	193,047
Repayment of other loans		(467,710)	(760,709)
Repayment of bank loans		(163,747)	(39,364)
Repurchase of shares		(15,370)	(85,047)
Expenses in connection with the issue of shares		(8,378)	(36,591)
Amount (repaid to) advanced by a minority shareholder		(3,462)	520
Repayment of obligations under finance leases and hire purchase contracts		(2,906)	(2,705)
NET CASH INFLOW FROM FINANCING		276,767	1,457,074
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(260,328)	616,712
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		640,520	24,089
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		1,311	(281)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		381,503	640,520
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		595,967	662,882
Bank and other loans with original term of maturity date of less than three months		(164,651)	–
Bank overdrafts		(49,813)	(22,362)
		381,503	640,520

NOTES TO THE FINANCIAL STATEMENTS

For the year ended March 31, 2001

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its securities are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and associates are set out in note 45.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is written off to reserves immediately on acquisition or, where appropriate, capitalized and amortized on a straight-line basis over its useful economic life of not exceeding twenty years. Where there is a permanent diminution in the value of goodwill, the unamortized balance is written down immediately through the income statement to its recoverable value. Capital reserve, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary over the purchase consideration, is credited to reserves.

Any premium or discount arising on the acquisition of an interest in an associate, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for goodwill or capital reserve.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

On the disposal of investments in subsidiaries and associates, the attributable amount of unamortized goodwill, or goodwill or capital reserve previously eliminated against or credited to reserves, is included in the determination of the profit or loss on disposal.

Trademark licenses

Trademark licenses are stated at cost less amortization and provision for permanent diminution in value, if necessary. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method, up to a maximum period of twenty years.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of other investments are recognized when the related bought and sold notes are executed.

Internet service and consultancy service income is recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment is stated at cost or valuation less depreciation or amortization. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Advantage has been taken of the transitional relief provided by paragraph 72 of Statement of Standard Accounting Practice 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the period of the leases
Buildings	2.5% - 5%
Plant and machinery	10% - 20%
Moulds	25% - 33%
Furniture, fixtures and equipment	10% - 33%
Motor vehicles	20% - 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the period of the relevant leases.

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as owned assets.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealized profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealized losses provide evidence of an impairment of the asset transferred.

Deferred expenditure

Deferred expenditure represents expenses incurred to obtain shelf spaces in retail shops for specified periods and is charged to the income statement, on a straight line basis, over the shelf space periods.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by an impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the net profit or loss for the year.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets held under finance leases and hire purchase contracts

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases or hire purchase contracts are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor or hirer, net of interest charges, is included in the balance sheet as a finance lease or hire purchase obligation. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases or hire purchase contracts, are charged to the income statement over the period of the relevant leases or contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

Foreign currencies

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated into Hong Kong Dollars at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of subsidiaries and associates which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallize in the foreseeable future.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

Retirement benefits scheme contributions

The pension cost charged in the income statement represents the contributions payable in respect of the current year to the Group's defined contribution retirement benefits scheme and the mandatory provident fund scheme.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months of the date of the advances.

3. TURNOVER

Turnover represents the net amounts received and receivable for goods sold and securities traded by the Group to outside customers and is summarized as follows:

	2001	2000
	HK$'000	HK$'000
Sales of goods	3,370,061	2,600,008
Securities trading	225,722	219,990
	3,595,783	2,819,998

4. OTHER (EXPENSES) REVENUE

Other (expenses) revenue included the following items:

	2001	2000
	HK$'000	HK$'000
Unrealized holding (loss) gain on other investments	(179,490)	69,091
Interest income	51,393	58,941
Exchange gain	11,257	–
Internet service income	10,062	8,032
Consultancy service income	5,188	–
Rental income from properties under operating leases *	4,362	5,079
Gain on disposal of property, plant and equipment written off in previous years	–	18,014

* There were no significant outgoings relating to rental income during both years.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

5. (LOSS) PROFIT FROM OPERATIONS

	2001 HK$'000	2000 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Staff costs:		
Directors' remuneration (Note 8)	270	390
Salaries and other benefits	127,088	99,390
Retirement benefits scheme contributions	1,250	1,287
	128,608	101,067
Amortization of deferred expenditure	6,022	24,089
Amortization of intangible assets	11,409	11,409
Auditors' remuneration	4,625	4,097
Depreciation and amortization:		
– Owned assets	14,174	9,663
– Assets held under finance leases and hire purchase contracts	2,479	2,503
Exchange loss	–	17,278
Loss on disposal of property, plant and equipment	893	683
Rentals payable under operating leases:		
– Land and buildings	24,604	23,520
– Other assets	560	363

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

6. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on borrowings wholly repayable within five years:		
- Bank loans and overdrafts	**26,734**	21,807
- Convertible note	**35,630**	8,050
- Finance leases and hire purchase contracts	**697**	869
- Other loans	**48,301**	33,061
	111,362	63,787

7. NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	2001 HK$'000	2000 HK$'000
Gain on partial disposal of shareholding in a subsidiary	**233,434**	201,665
Gain on deemed partial disposal of shareholding in a subsidiary	**6,596**	-
Net gain on deemed partial disposal of shareholding in associates	**6,099**	-
Gain on disposal of associates	**688**	-
Net loss on disposal of subsidiaries	**(28,206)**	-
Loss on partial disposal of shareholding in associates	**-**	(2,100)
	218,611	199,565

8. DIRECTORS' REMUNERATION

	2001 HK$'000	2000 HK$'000
Directors' fees	**-**	-
Other emoluments (executive directors)		
Salaries and other benefits	**270**	390
	270	390

No remuneration was paid during the year to non-executive directors or independent non-executive directors.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

9. EMPLOYEES' EMOLUMENTS

None of the directors are among the five individuals with the highest emoluments in the Group. The emoluments of the five (2000: five) highest paid individuals are as follows:

	2001 HK$'000	2000 HK$'000
Salaries and other benefits	8,350	5,939
Performance related incentive payments	843	1,324
Retirement benefits scheme contributions	169	199
	9,362	7,462

Their emoluments are within the following bands:

	Number of employees	
	2001	2000
HK$1,000,001 to HK$1,500,000	2	3
HK$1,500,001 to HK$2,000,000	1	2
HK$2,000,001 to HK$2,500,000	1	–
HK$2,500,001 to HK$3,000,000	1	–
	5	5

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

10. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Profits tax provided for the year		
Hong Kong	**150**	568
Overseas	**22,912**	1,651
	23,062	2,219
Overprovision in prior years		
Hong Kong	**(47)**	(65)
Overseas	**(144)**	–
	(191)	(65)
Share of tax on results of associates	**–**	920
	22,871	3,074

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

Details of unprovided deferred taxation are set out in note 37.

11. (LOSS) PROFIT FOR THE YEAR

Included in the Group's (loss) profit for the year is a loss of approximately HK$637,949,000 (2000: HK$184,521,000) which has been dealt with in the financial statements of the Company.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

12. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Interim paid: HK0.17 cent (2000: HK0.17 cent) per share	10,719	6,714
Final proposed: HK0.15 cent (2000: HK0.17 cent) per share	9,647	9,886
	20,366	16,600

The amount of the final dividend proposed for the year ended March 31, 2001, which has been calculated by reference to 6,431,180,290 shares (2000: 5,931,173,202 shares, adjusted for the effect of the Company's rights issue as set out in note 27(b)) in issue as at the date of this report, is subject to approval by the shareholders in the forthcoming annual general meeting.

The interim dividend per share for the year ended March 31, 2001 and the interim dividend per share, as adjusted for the subdivision of shares on January 5, 2000, for the year ended March 31, 2000 had been adjusted for the effect of the Company's rights issue in February 2001.

13. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share for the year is based on the following data:

	2001 HK$'000	2000 HK$'000
(Loss) earnings:		
(Loss) profit for the year and (loss) earnings for the purposes of basic and diluted (loss) earnings per share	(252,825)	258,313

	2001	2000
Number of shares:		
Weighted average number of shares for the purposes of basic (loss) earnings per share	4,414,731,882	2,820,487,568
Effect of dilutive potential shares:		
Warrants	N/A	187,034,614
Share options	N/A	68,644,589
Weighted average number of shares for the purposes of diluted (loss) earnings per share	N/A	3,076,166,771

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

13. (LOSS) EARNINGS PER SHARE (continued)

No diluted loss per share has been presented for the year ended March 31, 2001 as the conversion of the Company's outstanding convertible note and the exercise of warrants and share options would result in a decrease in loss per share for the year.

The computation of diluted earnings per share for the year ended March 31, 2000 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for that year.

The weighted average number of shares for the purposes of basic and diluted (loss) earnings per share for the years ended March 31, 2001 and 2000 has been adjusted for the effect of the Company's rights issue as set out in note 27(b).

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Moulds HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At April 1, 2000	36,490	44,189	2,941	59,740	4,677	148,037
Currency realignment	–	(30)	–	(449)	2	(477)
Additions	13,128	–	–	22,417	5,588	41,133
Disposals	–	–	–	(2,695)	(1,058)	(3,753)
At March 31, 2001	**49,618**	**44,159**	**2,941**	**79,013**	**9,209**	**184,940**
Comprising:						
At cost	21,411	44,159	2,941	79,013	9,209	156,733
At valuation – 1994	28,207	–	–	–	–	28,207
	49,618	44,159	2,941	79,013	9,209	184,940
DEPRECIATION AND AMORTIZATION						
At April 1, 2000	5,084	28,054	2,795	28,927	535	65,395
Currency realignment	–	(30)	–	(399)	2	(427)
Provided for the year	1,051	3,607	61	10,166	1,768	16,653
Eliminated on disposals	–	–	–	(1,884)	(344)	(2,228)
At March 31, 2001	**6,135**	**31,631**	**2,856**	**36,810**	**1,961**	**79,393**
NET BOOK VALUES						
At March 31, 2001	**43,483**	**12,528**	**85**	**42,203**	**7,248**	**105,547**
At March 31, 2000	31,406	16,135	146	30,813	4,142	82,642

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

14. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's land and buildings comprise:

	2001	2000
	HK$'000	HK$'000
Outside Hong Kong:		
Under medium-term leases in the People's Republic of China (the "PRC")	**27,833**	28,761
Freehold in Taiwan	**13,085**	–
Under a medium-term lease in Macau	**2,565**	2,645
	43,483	31,406

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at approximately HK$23,272,000 (2000: HK$23,977,000).

Included in the net book value of property, plant and equipment are assets held under finance leases and hire purchase contracts amounting to approximately HK$6,952,000 (2000: HK$9,016,000).

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

15. INTANGIBLE ASSETS

	Goodwill	Trademark licenses	Total
	HK$'000	HK$'000	HK$'000
	(note a)	(note b)	
THE GROUP			
COST			
At April 1, 2000 and **March 31, 2001**	**153,093**	**91,318**	**244,411**
AMORTIZATION			
At April 1, 2000	59,575	6,468	66,043
Provided for the year	6,843	4,566	11,409
At March 31, 2001	**66,418**	**11,034**	**77,452**
NET BOOK VALUES			
At March 31, 2001	**86,675**	**80,284**	**166,959**
At March 31, 2000	93,518	84,850	178,368

Notes:

a. The amount represents the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993.

b. The amount represents the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999.

In the opinion of the directors, no provision for permanent diminution in the carrying value of goodwill or trademark licenses is considered necessary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2001	2000
	HK$'000	HK$'000
Unlisted shares	118,373	118,373
Amounts due from subsidiaries	4,282,809	3,686,814
	4,401,182	3,805,187
Provision for impairment	(1,735,149)	(1,224,617)
	2,666,033	2,580,570
Amounts due to subsidiaries	25,622	69,072

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

The balances with subsidiaries are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and, accordingly, the amounts are classified as non-current.

Details of the Company's principal subsidiaries at March 31, 2001 are set out in note 45.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Share of net assets (liabilities) of associates which are:		
– listed in Hong Kong	18,696	–
– listed overseas	62,491	–
– unlisted	(5,197)	12,332
	75,990	12,332
Loans to associates	87,195	–
Amounts due from associates	29,749	167,933
	192,934	180,265
Market value of listed shares	422,185	–

Loans to associates are unsecured. Other than an amount of HK$24,000,000, of which HK$20,400,000 is repayable in May 2003, which bears interest at prevailing market rates, the remaining amounts are interest free and have no fixed terms of repayment. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and, accordingly, the amounts are classified as non-current.

At March 31, 2000, other than an amount of approximately HK$115,662,000 which was secured by listed securities and bore interest at prevailing market rates, the remaining amounts were unsecured and interest free.

Details of the Group's principal associates at March 31, 2001 are set out in note 45.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

18. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2001	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
THE GROUP						
Listed securities						
Hong Kong (note a)	**691,855**	–	**213,499**	46,667	**905,354**	46,667
Overseas (note b)	**–**	–	**462,598**	519,751	**462,598**	519,751
Unlisted securities						
Hong Kong	**–**	–	**2,500**	1,500	**2,500**	1,500
Overseas (note c)	**538,321**	746,521	**101,289**	27,319	**639,610**	773,840
	1,230,176	746,521	**779,886**	595,237	**2,010,062**	1,341,758
Market value of listed securities	**86,875**	–	**676,097**	566,418	**762,972**	566,418
Carrying amount analysed for reporting purposes as:						
Non-current	**1,230,176**	746,521	**606**	19,997	**1,230,782**	766,518
Current	**–**	–	**779,280**	575,240	**779,280**	575,240
	1,230,176	746,521	**779,886**	595,237	**2,010,062**	1,341,758
THE COMPANY						
Listed securities overseas	**–**	–	**22,089**	97,188	**22,089**	97,188
Market value of listed securities	**–**	–	**22,089**	97,188	**22,089**	97,188

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

18. INVESTMENTS IN SECURITIES (continued)

Notes:

a. The listed investment securities represents a 17.45% interest in China Strategic Holdings Limited (formerly China Internet Global Alliance Limited) ("CSHL") which is incorporated in Hong Kong and its shares are listed on the Stock Exchange. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, infrastructure, construction and related business, e-commerce and high-technology related business.

   Included in listed other investments is a 11.44% interest in EVI Education Asia Limited ("EVI") amounted to approximately HK$82,368,000. The Group has undertaken that during the first six months following the listing of EVI on the Growth Enterprise Market of the Stock Exchange on March 15, 2001, the Group will not dispose of its interest in the shares of EVI.

b. The amount includes approximately HK$160,149,000 (2000: HK$32,079,000) in respect of securities subject to swap transaction arrangements as described in note 24.

c. Included in unlisted overseas investment securities is a 16% interest in Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. which are established in Taiwan (the "UPM Group"). The UPM Group is mainly engaged in the cable broadcasting business in Taiwan.

In the opinion of the directors, the investments in unlisted investment securities are worth at least their carrying values.

19. DEFERRED EXPENDITURE

	THE GROUP
	HK$'000
COST	
At April 1, 2000 and **March 31, 2001**	**72,267**
AMORTIZATION	
At April 1, 2000	66,245
Provided for the year	6,022
At March 31, 2001	**72,267**
NET BOOK VALUE	
At March 31, 2001	**-**
At March 31, 2000	6,022

Deferred expenditure represents the expenses incurred to obtain shelf spaces in certain overseas major retail shops for a period of thirty-six months. The amount is amortized and charged to the income statement over the three year shelf space period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

20. OTHER RECEIVABLES – DUE AFTER ONE YEAR

The amounts represent proceeds receivables in respect of the partial disposal of shareholding in a subsidiary during the year. Pursuant to sales and purchase agreements entered into between the Group and the buyers, the considerations are settled by monthly instalments. The part of the receivables which is not repayable within one year is classified as non-current.

21. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Raw materials	12,329	20,246
Work in progress	2,437	3,898
Finished goods	242,872	371,955
	257,638	396,099

Included above are finished goods of approximately HK$16,708,000 (2000: HK$81,416,000) which are carried at net realizable value.

22. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtors balance of HK$496,751,000 (2000: HK$302,580,000). The Group allows an average credit period of 30 to 60 days to its trade customers.

The following is an aged analysis of trade debtors at March 31, 2001:

	2001	2000
	HK$'000	HK$'000
Not yet due	407,505	234,585
Overdue within one month	73,697	37,555
Overdue between one to two months	9,656	9,517
Overdue more than two months	5,893	20,923
	496,751	302,580

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

23. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditors balance of HK$406,017,000 (2000: HK$230,928,000).

The following is an aged analysis of trade creditors at March 31, 2001:

	2001 HK$'000	2000 HK$'000
Not yet due	307,653	121,653
Overdue within one month	25,997	65,601
Overdue between one to two months	12,593	25,700
Overdue more than two months	59,774	17,974
	406,017	230,928

24. BORROWINGS

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Borrowings comprise:				
Bank loans	334,457	306,737	70,307	66,222
Other loans	625,847	284,341	262,361	197,059
	960,304	591,078	332,668	263,281
Analysed as:				
Secured	638,877	361,935	188,383	154,404
Unsecured	321,427	229,143	144,285	108,877
	960,304	591,078	332,668	263,281
The above amounts are repayable as follows:				
Within one year or on demand	844,211	502,896	225,581	175,099
Between one and two years	215	–	–	–
Between two and five years	115,878	88,182	107,087	88,182
	960,304	591,078	332,668	263,281
Amount due within one year and shown under current liabilities	(844,211)	(502,896)	(225,581)	(175,099)
Amount due after one year	116,093	88,182	107,087	88,182

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

24. BORROWINGS (continued)

Other loans of the Group and of the Company amounting to approximately HK$107,087,000 (2000: HK$88,182,000) were granted by financial institutions under swap transaction agreements.

At March 31, 2001, certain investments in listed securities with a carrying value of approximately HK$160,149,000 (2000: HK$32,079,000 together with investments in listed securities held by certain associates), were sold subject to a commitment to repurchase by the Group from the financial institutions. The terms of the agreements are such that the risks and rewards of ownership are retained by the Group and, accordingly, they have been accounted for as financing arrangements rather than as a disposal of the underlying shares.

Pursuant to the agreements, the facility amount of the other loans will fluctuate in line with the fluctuations in the market prices of the shares during the period of the agreements.

25. CONVERTIBLE NOTE

A convertible note of HK$555,900,000 was issued on January 11, 2000. The convertible note is unsecured, bears interest at prime rate and is repayable on the second anniversary of the issue date. The noteholder has the rights to convert all or part of the principal amount of the convertible note outstanding into shares in the Company of HK$0.10 each at an initial conversion price of HK$5.00 per share, subject to adjustments, within two years of the issue of the convertible note. In January 2000, the conversion price of the convertible note has been adjusted from HK$5.00 to HK$1.25 as a result of the subdivision of the Company's shares.

In January 2000, nominal value in aggregate of the convertible note of HK$170,000,000 was converted into shares in the Company at a conversion price of HK$1.25 per share, resulting in the issue of 136,000,000 shares of HK$0.025 each in the Company.

As a result of the Company's rights issue as explained in note 27(b), the conversion price of the convertible note has been adjusted from HK$1.25 to HK$1.09 with effect from February 12, 2001 in accordance with the provision of the deed constituting the convertible note.

At March 31, 2001, exercise in full of the outstanding conversion rights of the convertible note of HK$385,900,000 by the noteholder will, under the share structure of the Company at that date, result in the issue of 354,036,697 new shares of HK$0.025 each in the Company.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

26. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
The maturity of obligations under finance leases and hire purchase contracts is as follows:		
Within one year	**3,187**	2,537
Between one and two years	**2,888**	3,061
Between two and five years	**256**	3,155
	6,331	8,753
Amount due within one year and shown under current liabilities	**(3,187)**	(2,537)
Amount due after one year	**3,144**	6,216

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

27. SHARE CAPITAL

	Number of shares	Value HK$'000
Authorized:		
At April 1, 1999 (HK$0.10 each)	6,500,000,000	650,000
Subdivision of shares of 1 into 4	19,500,000,000	–
At March 31, 2000 and 2001 (HK$0.025 each)	**26,000,000,000**	**650,000**
Issued and fully paid:		
At April 1, 1999 (HK$0.10 each)	588,564,418	58,856
Exercise of warrants	82,906,463	8,291
Subdivision of shares of 1 into 4	2,014,412,643	–
Issue of shares upon subscriptions	1,058,000,000	26,450
Exercise of warrants	69,019,944	1,725
Exercise of conversion rights of convertible note	136,000,000	3,400
Shares repurchased and cancelled	(79,762,000)	(1,994)
At March 31, 2000 (HK$0.025 each)	3,869,141,468	96,728
Issue of shares	333,333,333	8,333
Rights issue of shares	2,143,726,763	53,593
Exercise of share options	106,200,000	2,655
Exercise of warrants	4,726	1
Shares repurchased and cancelled	(21,226,000)	(530)
At March 31, 2001 (HK$0.025 each)	**6,431,180,290**	**160,780**

(a) On December 1, 2000, the Company issued 333,333,333 new shares of HK$0.025 each at a price of HK$0.48 per share as consideration for the acquisition of a 25% equity interest in Gentwin Investment Ltd., which represents an indirect interest of 20% in Asia V-Sat Co. Ltd., from an independent third party. The new shares were issued under the general mandate granted to the directors of the Company at the special general meeting held on March 8, 2000. Details of acquisition are set out in the announcement of the Company dated September 18, 2000.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

27. SHARE CAPITAL (continued)

(b) Pursuant to a resolution passed at a board of directors' meeting of the Company held on February 26, 2001, 2,143,726,763 new shares of HK$0.025 each were issued by way of rights issue ("Rights Issue") at an issue price of HK$0.16 per share to the then existing shareholders, in the proportion of one rights share for every two shares then held. The net proceeds of the Rights Issue of approximately HK$334 million were used to repay borrowings of the Group and used as general working capital of the Group.

(c) During the year, 106,200,000 share options were exercised at a subscription price of HK$0.36 per share, resulting in the issue of 106,200,000 shares of HK$0.025 each in the Company.

(d) During the year, 4,726 shares in the Company of HK$0.025 each were issued upon the exercise of 4,726 warrants at a price of HK$0.42 per share.

(e) During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of shares of HK$0.025 each	Price Highest	Price Lowest	Aggregate consideration paid including expenses
		HK$	HK$	HK$'000
April 2000	14,434,000	1.00	0.50	11,538
May 2000	1,792,000	0.49	0.48	879
June 2000	5,000,000	0.60	0.57	2,953
	21,226,000			15,370

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

All the shares issued during the year rank pari passu with the then existing shares in all respects.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

28. WARRANTS

Pursuant to an ordinary resolution passed at a special general meeting of the Company held on September 26, 2000, a bonus issue of warrants on the basis of one warrant for every five shares of HK$0.025 each held by shareholders on the register of members of the Company as at September 26, 2000 was approved. A total of 790,823,093 units of warrants with an aggregate subscription amount of HK$332,145,699 were issued on October 4, 2000. Each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an initial subscription price of HK$0.42 per share, subject to adjustment, at any time from the date of issue to April 3, 2002 (both days inclusive).

In February 2001, an adjustment was made to the subscription price of the warrants from HK$0.42 per share to HK$0.36 per share in accordance with the terms of the warrants following the Company's rights issue in February 2001 as set out in note 27(b).

At March 31, 2001, the Company had outstanding warrants conferring rights to subscribe for up to HK$332,143,714 in cash for shares. Exercise in full of these outstanding warrants would, under the share capital structure of the Company as of March 31, 2001, result in the issue of 922,621,428 new shares of HK$0.025 each in the Company.

Details of the exercise of the Company's warrants during the year are set out in note 27.

29. SHARE OPTION SCHEME

Pursuant to the employees' share option scheme adopted on November 28, 1991 and subsequently amended on September 30, 1994, the board of directors of the Company may grant share options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company at a price equal to the higher of the nominal value of the shares and 85% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the share options. The maximum number of shares in respect of which share options may be granted under the share option scheme shall not exceed 10% of the issued share capital of the Company from time to time.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

29. SHARE OPTION SCHEME (continued)

Details of the movements of the share options during the year and the outstanding share options at March 31, 2001 are as follows:

Exercisable period	Exercise price per share prior to the Rights issue	Exercise price per share adjusted for the effect of the Rights issue	Number of share options: Outstanding at 4.1.2000	Exercised during the year	Granted during the year	Adjustment due to the Rights issue during the year	Outstanding at 3.31.2001
	HK$	HK$					
2.21.1994 to 11.27.2001	3.630	2.420	4,151,520	–	–	2,075,760	**6,227,280**
5.22.1996 to 5.30.2000	0.360	-	106,200,000	(106,200,000)	-	-	**-**
1.27.2000 to 11.27.2001	1.064	0.709	146,000,000	–	–	73,000,000	**219,000,000**
8.14.2000 to 11.27.2001	0.402	0.268	–	–	85,000,000	42,500,000	**127,500,000**

Consideration received by the Company for share options granted during the year was negligible.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

30. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP							
At April 1, 1999	39,226	(24,574)	766,064	(5,824)	592	146,691	922,175
Currency realignment	-	-	-	559	-	-	559
Premium arising from issue of shares	1,602,340	-	-	-	-	-	1,602,340
Expenses in connection with the issue of shares	(36,591)	-	-	-	-	-	(36,591)
Repurchase of shares	(83,053)	-	-	-	-	-	(83,053)
Goodwill arising on acquisition of subsidiaries	-	(443,071)	-	-	-	-	(443,071)
Goodwill arising on acquisition of associates	-	(9,360)	-	-	-	-	(9,360)
Goodwill arising on acquisition of additional interests in a subsidiary	-	(556)	-	-	-	-	(556)
Realized on partial disposal of shareholding in a subsidiary	-	8,012	-	-	-	-	8,012
Share of post-acquisition reserve of associates	-	429	-	-	-	-	429
Realized on disposal of an associate	-	-	-	1,153	-	-	1,153
Transfer	-	-	(339,000)	-	-	339,000	-
Profit for the year	-	-	-	-	-	258,313	258,313
Dividends	-	-	-	-	-	(16,600)	(16,600)
At March 31, 2000	1,521,922	(469,120)	427,064	(4,112)	592	727,404	2,203,750
Currency realignment	-	-	-	(8,628)	-	-	(8,628)
Premium arising from issue of shares	476,649	-	-	-	-	-	476,649
Expenses in connection with the issue of shares	(8,378)	-	-	-	-	-	(8,378)
Repurchase of shares	(14,840)	-	-	-	-	-	(14,840)
Goodwill arising on acquisition of associates	-	(466,863)	-	-	-	-	(466,863)
Goodwill arising on acquisition of additional interests in a subsidiary	-	(705)	-	-	-	-	(705)
Realized on partial disposal of shareholding in a subsidiary	-	13,008	-	-	-	-	13,008
Realized on deemed disposal of shareholding in a subsidiary	-	14,121	-	-	-	-	14,121
Realized on deemed disposal of shareholding in associates	-	61,759	-	-	-	-	61,759
Realized on disposal of associates	-	4,493	-	-	-	-	4,493
Share of post-acquisition reserves of an associate	-	(2,293)	-	(16)	-	-	(2,309)
Transfer	-	-	(497,000)	-	-	497,000	-
Loss for the year	-	-	-	-	-	(252,825)	(252,825)
Dividends	-	-	-	-	-	(20,366)	(20,366)
At March 31, 2001	**1,975,353**	**(845,600)**	**(69,936)**	**(12,756)**	**592**	**951,213**	**1,998,866**
Attributable to:							
The Company and subsidiaries	1,975,353	(843,736)	(69,936)	(12,740)	592	1,042,286	2,091,819
Associates	-	(1,864)	-	(16)	-	(91,073)	(92,953)
	1,975,353	**(845,600)**	**(69,936)**	**(12,756)**	**592**	**951,213**	**1,998,866**

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

30. RESERVES (continued)

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY							
At April 1, 1999	39,226	-	836,437	-	592	45,920	922,175
Premium arising from issue of shares	1,602,340	-	-	-	-	-	1,602,340
Expenses in connection with the issue of shares	(36,591)	-	-	-	-	-	(36,591)
Repurchase of shares	(83,053)	-	-	-	-	-	(83,053)
Transfer	-	-	(339,000)	-	-	339,000	-
Loss for the year (note 11)	-	-	-	-	-	(184,521)	(184,521)
Dividends	-	-	-	-	-	(16,600)	(16,600)
At March 31, 2000	1,521,922	-	497,437	-	592	183,799	2,203,750
Premium arising from issue of shares	476,649	-	-	-	-	-	476,649
Expenses in connection with the issue of shares	(8,378)	-	-	-	-	-	(8,378)
Repurchase of shares	(14,840)	-	-	-	-	-	(14,840)
Transfer	-	-	(497,000)	-	-	497,000	-
Loss for the year (note 11)	-	-	-	-	-	(637,949)	(637,949)
Dividends	-	-	-	-	-	(20,366)	(20,366)
At March 31, 2001	**1,975,353**	**-**	**437**	**-**	**592**	**22,484**	**1,998,866**

The contributed surplus of the Company represents:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 to the contributed surplus account of the Company;

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

30. RESERVES (continued)

(iii) the credit arising from the reduction of the nominal value of the shares of the Company from HK$0.40 each to HK$0.05 each by the cancellation of HK$0.35 paid up on each issued share of HK$0.40 in the Company; and

(iv) as reduced by an amount of HK$339,000,000 and HK$497,000,000 transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000 and January 31, 2001 respectively.

The contributed surplus of the Group comprises the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 to the contributed surplus account of the Group; the credit arising from the reduction of the nominal value of the shares of the Company from HK$0.40 each to HK$0.05 each by the cancellation of HK$0.35 paid up on each issued share; and as reduced by an amount of HK$339,000,000 and HK$497,000,000 transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000 and January 31, 2001 respectively.

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution to shareholders were as follows:

	2001	2000
	HK$'000	HK$'000
Contributed surplus	**437**	497,437
Retained profits	**22,484**	183,799
	22,921	681,236

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

31. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and, accordingly, the amounts are classified as non-current.

32. RECONCILIATION OF (LOSS) PROFIT BEFORE TAXATION TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
(Loss) profit before taxation	(237,589)	269,748
Share of results of associates	30,072	34,386
Interest expense and finance charges	111,362	63,787
Interest income	(51,393)	(58,941)
Gain on partial disposal of shareholding in a subsidiary	(233,434)	(201,665)
Gain on deemed partial disposal of shareholding in a subsidiary	(6,596)	–
Net gain on deemed partial disposal of shareholding in associates	(6,099)	–
Gain on disposal of associates	(688)	–
Net loss on disposal of subsidiaries	28,206	–
Loss on partial disposal of shareholding in associates	–	2,100
Loss on disposal of property, plant and equipment	893	683
Amortization of deferred expenditure	6,022	24,089
Amortization of intangible assets	11,409	11,409
Depreciation and amortization of property, plant and equipment	16,653	12,166
Unrealized holding loss (gain) on other investments	179,490	(69,091)
Impairment loss on investment securities	208,720	–
Provision for slow moving and obsolete inventories	(21,853)	–
Decrease (increase) in inventories	154,433	(88,852)
(Increase) decrease in trade and other receivables	(72,692)	69,210
Increase in other investments	(273,920)	(311,402)
Decrease (increase) in margin loans receivable	61,711	(142,577)
Decrease (increase) in bills receivable	4,606	(2,308)
Increase in trade and other payables	243,499	32,682
(Decrease) increase in margin loans payable	(54,022)	67,458
Increase (decrease) in bills payable	25,859	(39,028)
Net cash inflow (outflow) from operating activities	124,649	(326,146)

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

33. DISPOSAL OF SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
NET ASSETS DISPOSED OF		
Investments in securities	15,460	195,944
Interest in an associate	5,031	–
Inventories	403	–
Trade and other receivables	63,905	–
Short term loans receivable	8,093	–
Trade and other payables	(136)	–
Taxation	(3,900)	–
	88,856	195,944
Net loss on disposal of subsidiaries	(28,206)	–
	60,650	195,944
SATISFIED BY		
Cash consideration received	60,000	195,944
Consideration receivable	650	–
	60,650	195,944

Analysis of inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2001 HK$'000	2000 HK$'000
Cash consideration received	60,000	195,944

The subsidiaries disposed of during the year did not contribute significantly to the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

34. ACQUISITION OF SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
NET ASSETS ACQUIRED		
Property, plant and equipment	–	2,391
Interests in associates	–	32,779
Investments in securities	–	80,820
Trade and other receivables	–	5,212
Bank balances and cash	–	887
Trade and other payables	–	(3,647)
Amounts due to minority shareholders	–	(5,613)
	–	112,829
Goodwill arising on acquisition of subsidiaries	–	443,071
	–	555,900
SATISFIED BY		
Convertible note	–	555,900

Analysis of inflow of cash and cash equivalents in respect of the acquisition of subsidiaries:

	2001 HK$'000	2000 HK$'000
Bank balances and cash acquired	–	887

The subsidiaries acquired during the year ended March 31, 2000 did not contribute significantly to the result of the Group. The cash flow contributed or utilized by the subsidiaries acquired during the year ended March 31, 2000 was not significant.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

35. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium HK$'000	Bank loans with maturity date of more than three months HK$'000	Other loans with maturity date of more than three months HK$'000	Obligations under finance leases and hire purchase contracts HK$'000	Amounts due to minority shareholders HK$'000	Minority interests HK$'000
Balance at April 1, 1999	98,082	153,054	329,333	11,221	-	41,744
Proceeds from issue of shares upon subscriptions and exercise of warrants	1,472,206	-	-	-	-	-
Exercise of conversion rights of convertible note	170,000	-	-	-	-	-
Expenses in connection with the issue of shares	(36,591)	-	-	-	-	-
Repurchase of shares	(85,047)	-	-	-	-	-
New loans raised	-	193,047	715,717	-	-	-
Inception of finance leases and hire purchase contracts	-	-	-	237	-	-
Acquisition of additional shareholding in a subsidiary from a minority shareholder	-	-	-	-	-	(638)
Partial disposal of shareholding in a subsidiary to minority shareholders	-	-	-	-	-	45,412
Profit for the year attributable to minority shareholders	-	-	-	-	-	8,361
Acquisition of subsidiaries	-	-	-	-	5,613	-
Amounts advanced by minority shareholders	-	-	-	-	520	-
Currency realignment	-	-	-	-	-	(6)
Repayments during the year	-	(39,364)	(760,709)	(2,705)	-	-
Balance at March 31 2000	1,618,650	306,737	284,341	8,753	6,133	94,873
Proceeds from issue of shares	381,231	-	-	-	-	-
Issue of shares for acquisition of interest in an associate	160,000	-	-	-	-	-
Expenses in connection with the issue of shares	(8,378)	-	-	-	-	-
Repurchase of shares	(15,370)	-	-	-	-	-
New loans raised	-	29,250	483,946	-	-	-
New loans raised for acquisition of investment in securities	-	-	321,760	-	-	-
Inception of finance leases and hire purchase contracts	-	-	-	484	-	-
Capital contributed by minority shareholders	-	-	-	-	-	43,913
Partial disposal of shareholding in a subsidiary to minority shareholders	-	-	-	-	-	69,751
Deemed partial disposal of shareholding in a subsidiary	-	-	-	-	-	(20,717)
Loss for the year attributable to minority shareholders	-	-	-	-	-	(7,635)
Currency realignment	-	1,076	-	-	-	2,438
Repayments during the year	-	(163,747)	(467,710)	(2,906)	(3,462)	-
Balance at March 31, 2001	**2,136,133**	**173,316**	**622,337**	**6,331**	**2,671**	**182,623**

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

36. MAJOR NON-CASH TRANSACTIONS

(i) During the year, the Group acquired interest in an associate for a consideration of HK$160,000,000 which was satisfied by the issue of new shares as set out in note 27(a).

(ii) During the year, the Group acquired other investments of approximately HK$121,827,000 and HK$90,928,000 from associates and an independent third party, respectively which were settled by the amounts due from them.

(iii) During the year ended March 31, 2000, the Group acquired interests in subsidiaries for a consideration of HK$555,900,000 which was satisfied by the issuance of a convertible note.

(iv) During the year ended March 31, 2000, nominal value in aggregate of the convertible note of HK$170,000,000 was converted into shares in the Company at a conversion price of HK$1.25 per share, resulting in the issue of 136,000,000 shares of HK$0.025 each in the Company.

37. DEFERRED TAXATION

At the balance sheet date, the major components of the potential deferred tax asset (liability) not recognized (provided) are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences attributable to:				
Tax losses	75,178	74,493	8,123	7,140
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	(11,164)	(14,393)	–	–
	64,014	60,100	8,123	7,140

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

37. DEFERRED TAXATION (continued)

The amount of the Group's potential deferred tax credit for the year attributable to trading activities is as follows:

	2001 HK$'000	2000 HK$'000
Tax effect of timing differences attributable to:		
Shortfall of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**3,229**	3,489
Tax loss arising	**685**	2,984
	3,914	6,473

The net potential deferred tax asset attributable to trading activities has not been recognized in the financial statements as it is not certain that the net deferred tax benefit will crystallize in the foreseeable future.

38. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to:				
subsidiaries	–	–	**148,276**	102,981
an investee company	**12,527**	13,869	**12,527**	13,869
Amounts utilized in respect of guarantees given to banks and other financial institutions for leasing and hire purchase obligations of:				
a subsidiary	–	–	**5,870**	8,605
an investee company	**3,216**	6,484	**3,216**	6,484
	15,743	20,353	**169,889**	131,939

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

39. CAPITAL COMMITMENTS

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financ al statements	776	–

The Company had no significant capital commitments at the balance sheet date.

40. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had certain commitments under non-cancellable operating leases. The portion of such commitments which is payable within the next year is as follows:

	2001		2000	
	Land and buildings	Others	Land and buildings	Others
	HK$'000	HK$'000	HK$'000	HK$'000
Operating leases which expire:				
Within one year	2,637	238	3,853	88
In the second to fifth year inclusive	8,996	2,545	10,578	1,827
Over five years	6,591	4	3,382	–
	18,224	2,787	17,813	1,915

The Company had no operating lease commitments at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

41. RETIREMENT BENEFITS SCHEMES

The Group operates a number of defined contribution pension schemes for the employees of certain of its subsidiaries in Hong Kong up to November 30, 2000. Starting from December 1, 2000, the Group is required to participate in the mandatory provident fund scheme implemented by the Hong Kong Government.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed pension scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to this scheme is to make the required contributions under the scheme.

There was no significant forfeited contributions during the year or available balance to offset future contribution at the balance sheet date.

42. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Investments in securities	**946,733**	121,595	**–**	–
Trade and other receivables	**287,993**	123,402	**841**	835
Land and buildings	**22,592**	10,823	**–**	–
Inventories	**18,000**	34,075	**–**	–
	1,275,318	289,895	**841**	835

In addition, certain of investments in listed securities of the Group were subject to swap transaction arrangements as described in note 24.

At March 31, 2001, certain of the margin clients' securities with an aggregate market value of approximately HK$372,254,000 (2000: HK$262,424,000) were pledged to a bank to secure general banking facilities for a subsidiary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

43. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

	2001 HK$'000	2000 HK$'000
Substantial shareholder and its associates:		
Interest paid and payable by the Group (note a)	55,849	20,356
Loans advanced to the Group during the year (note a)	282,877	602,869
Balances due by the Group at end of the year (note a)	164,385	119,946
Convertible note at end of the year (note b)	385,900	385,900
Acquisition of subsidiaries (note b)	–	555,900
Disposal of a subsidiary (note c)	–	195,944
Interest received by the Group (note c)	–	26,557
Associates:		
Purchase of finished goods (note d)	70,868	25,642
Interest received and receivable by the Group (note a)	2,905	–
Acquisition of investments in securities (note e)	131,582	–
Disposal of investments in securities (note e)	17,499	–
Consulting service fee income (note d)	2,649	–
Loans advanced by the Group during the year (note a)	87,195	–
Trade payable due by the Group at end of the year	128,015	–

Details of balances with associates at the balance sheet date are set out in note 17.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

43. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements.

b. On November 9, 1999, the Group entered into an agreement with ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, for the acquisition of the entire interest in Genius Ideas Limited at the consideration of HK$555,900,000 which was satisfied by the issuance of a convertible note. In January 2000, nominal value in aggregate of the convertible note of HK$170,000,000 was converted into shares in the Company at a conversion price of HK$1.25 per share, resulting in the issue of 136,000,000 shares of HK$0.025 each in the Company.

c. The transactions were carried out in respect of the exercise of the put options granted by ITC in relation to 60 million shares of HK$0.10 each in the capital of Hansom Eastern (Holdings) Limited (formerly Tung Fong Hung (Holdings) Limited), details of which are set out in the announcement of the Company dated August 18, 1999.

d. The transactions were carried out at cost plus a percentage profit mark-up.

e. The transactions were carried out at market price.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

44. SEGMENT INFORMATION

The Group's turnover and contribution to operating (loss) profit for the year analysed by principal activity and geographical market are as follows:

	Turnover		*Contribution to (loss) profit from operations*	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
By principal activity:				
Sale of goods	3,370,061	2,600,008	93,412	38,382
Securities trading	225,722	219,990	(185,601)	49,080
	3,595,783	2,819,998	(92,189)	87,462
Net finance costs			(59,969)	(4,846)
Net corporate (expenses) income			(65,250)	21,953
Impairment loss on investment securities			(208,720)	–
Net gain on disposal of subsidiaries and associates			218,611	199,565
Share of results of associates			(30,072)	(34,386)
			(237,589)	269,748
By geographical market:				
North America				
– United States	2,639,655	1,813,155	66,026	88,038
– Canada	293,450	312,746	(13,795)	14,467
South America	12,657	11,754	73	519
Europe				
– United Kingdom	78,298	86,589	(14,830)	(3,064)
– Rest of Europe	236,950	245,628	(33,432)	(7,776)
Africa	26,937	32,289	(726)	(1,143)
Pacific Basin and the PRC	307,836	317,837	(95,505)	(3,579)
	3,595,783	2,819,998	(92,189)	87,462
Net finance costs			(59,969)	(4,846)
Net corporate (expenses) income			(65,250)	21,953
Impairment loss on investment securities			(208,720)	–
Net gain on disposal of subsidiaries and associates			218,611	199,565
Share of results of associates			(30,072)	(34,386)
			(237,589)	269,748

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries at March 31, 2001 are as follows:

Name of subsidiary	Place of incorporation or registration/ operation	Issued and fully paid share capital or contributed capital	Proportion of equity interest held by the Company %	Principal activities
CU Resources Limited	Hong Kong	HK$10,000,000	100	Share margin financing
Cyber Business Network (Singapore) Pte Ltd	Singapore	S$4,444,445	54	Development of Chinese and bilingual websites and e-business consulting
Genius Ideas Limited	The British Virgin Islands ("B.V.I.")	US$1	100	Investment holding
Gold Colt Enterprises Limited	B.V.I.	US$1	100	Investment holding
Hanny International Inc.	The Cayman Islands	US$1,000	100	Holding of trademarks and licences
Hanny Magnetics (B.V.I.) Limited	B.V.I.	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100 –	Investment holding
Hanny Magnetics Limited	Hong Kong	HK$200 ordinary shares HK$6,000,000 5% non-voting deferred shares (note)	100 –	Investment holding and trading in and marketing of computer media products and related peripherals and accessories
Hanny Magnetics (Zhuhai) Limited	PRC	HK$686,072,148	100	Manufacturing of magnetic media products
Hanny Zhuhai Limited	Hong Kong	HK$2	100	Trading in and distribution of computer media products and audio and video products

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

Name of subsidiary	Place of incorporation or registration/ operation	Issued and fully paid share capital or contributed capital	Proportion of equity interest held by the Company %	Principal activities
Memorex Products Europe Limited	United Kingdom	GBP2	57.18	Trading in and distribution of computer media products and audio and video products
Memtek Canada Limited	Canada	C$2	57.18	Trading in and distribution of computer media products and audio and video products
Memtek Far East Limited	Hong Kong	HK$2	57.18	General trading and distribution of computer and electronic related products
Memtek International Inc.	B.V.I./ United States of America ("U.S.A.")	US$1,000,000	57.18	Investment holding
Memorex Products, Inc. (formerly Memtek Products, Inc.)	U.S.A.	US$79,001,000	57.18	Trading in and distribution of computer media products and audio and video products
Well Orient Limited	Hong Kong	HK$2	100	Investment holding

Note: The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meeting of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

The Company directly holds the interest in Hanny Magnetics (B.V.I.) Limited, all other interests above are indirectly held by the Company.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended March 31, 2001

45. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

Details of the Group's principal associates which were all held indirectly by the Company at March 31, 2001 are as follows:

Name of associate	Place of incorporation/ operation	Proportion of equity interest attributable to the Group	Principal activities
		%	
Asia V-Sat Co. Ltd.	B.V.I.	40	Development and provision of satellite broadband network services in the PRC
CU Futures Limited	Hong Kong	40	Dealing and broking in futures contract
CU Securities Limited	Hong Kong	40	Dealing and broking in securities
Ding Ing Technology Co., Limited (formerly Ding Ing Enterprise Co., Limited)	Taiwan	26.17	Marketing of electronic products including CDR, CD-RW, CompactFlash™ memory cards, CD drives, CD writers and other peripherals
STAREASTnet.com Corporation	The Cayman Islands	22.01	Development and operations of a global Chinese web-site offering entertainment and lifestyle information

The above tables list the subsidiaries and associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY

RESULTS

	1997 HK$'000	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000
Turnover	1,236,734	1,828,596	2,416,143	2,819,998	3,595,783
Operating (loss) profit	(141,040)	88,860	72,260	304,134	(207,517)
Share of results of associates	236	(6,327)	(15,645)	(34,386)	(30,072)
(Loss) profit before taxation	(140,804)	82,533	56,615	269,748	(237,589)
Taxation	(877)	39	1,381	3,074	22,871
(Loss) profit before minority interests	(139,927)	82,494	55,234	266,674	(260,460)
Minority interests	–	3,286	9,187	8,361	(7,635)
(Loss) profit for the year	(139,927)	79,208	46,047	258,313	(252,825)
Assets and liabilities					
Property, plant and equipment	197,159	66,346	70,750	82,642	105,547
Intangible assets	115,048	107,203	189,777	178,368	166,959
Interests in associates	17,489	77,809	222,938	180,265	192,934
Investments in securities	–	6,180	8,829	766,518	1,230,782
Deferred expenditure	–	54,200	30,111	6,022	–
Other receivables – due after one year	–	–	–	–	129,779
Net current assets	500,855	729,735	607,304	1,667,967	638,176
	830,551	1,041,473	1,129,709	2,881,782	2,464,177
Shareholders' funds	816,463	1,009,054	981,031	2,300,478	2,159,646
Minority interests	639	32,376	41,744	94,873	182,623
Non-current liabilities	13,449	43	106,934	486,431	121,908
	830,551	1,041,473	1,129,709	2,881,782	2,464,177

Note: The results of the Group for the three years ended March 31, 1999 have been restated to reflect the change in accounting policy of the Group on the treatment of investments in securities following the adoption of Statement of Standard Accounting Practice 24 "Accounting for investments in securities" issued by the Hong Kong Society of Accountants.

財務摘要

業績

	一九九七年 千港元	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元
營業額	1,236,734	1,828,596	2,416,143	2,819,998	**3,595,783**
經營(虧損)溢利	(141,040)	88,860	72,260	304,134	**(207,517)**
應佔聯營公司業績	236	(6,327)	(15,645)	(34,386)	**(30,072)**
除税前(虧損)溢利	(140,804)	82,533	56,615	269,748	**(237,589)**
税項	(877)	39	1,381	3,074	**22,871**
未計少數股東權益前(虧損)溢利	(139,927)	82,494	55,234	266,674	**(260,460)**
少數股東權益	–	3,286	9,187	8,361	**(7,635)**
本年度(虧損)溢利	(139,927)	79,208	46,047	258,313	**(252,825)**
資產及負債					
物業、機器及設備	197,159	66,346	70,750	82,642	**105,547**
無形資產	115,048	107,203	189,777	178,368	**166,959**
聯營公司權益	17,489	77,809	222,938	180,265	**192,934**
證券投資	–	6,180	8,829	766,518	**1,230,782**
遞延開支	–	54,200	30,111	6,022	**–**
其他應收款項－一年後到期	–	–	–	–	**129,779**
流動資產淨值	500,855	729,735	607,304	1,667,967	**638,176**
	830,551	1,041,473	1,129,709	2,881,782	**2,464,177**
股東資金	816,463	1,009,054	981,031	2,300,478	**2,159,646**
少數股東權益	639	32,376	41,744	94,873	**182,623**
非流動負債	13,449	43	106,934	486,431	**121,908**
	830,551	1,041,473	1,129,709	2,881,782	**2,464,177**

附註： 本集團截至一九九九年三月三十一日止三個年度之業績經已重列，以反映在採納香港會計師公會所頒佈之會計實務準則第24條「證券投資之會計方法」後，本集團就證券投資之處理方法方面之會計政策改變。

財務報表附註（續）

截至二零零一年三月三十一日止年度

45. 主要附屬公司及聯營公司之詳情（續）

本集團各主要聯營公司（均由本公司間接持有）於二零零一年三月三十一日之詳情如下：

聯營公司名稱	成立／營運地點	本集團應佔資本權益比例 %	主要業務
Asia V-Sat Co. Ltd.	英屬處女群島	40	在中國開發及提供衛星寬頻網絡服務
富聯期貨有限公司	香港	40	買賣期貨合約及提供經紀服務
富聯證券有限公司	香港	40	買賣證券及提供經紀服務
Ding Ing Technology Co., Limited（前稱 Ding Ing Enterprise Co., Limited）	台灣	26.17	經銷電子產品，包括一次收錄光碟、可重寫光碟、快閃記憶咭、光碟驅動器、燒錄機及其他週邊產品
STAREASTnet.com Corporation	開曼群島	22.01	開發及經營全球中文網站，提供娛樂及生活時尚資料

上述圖表列載本集團之附屬公司及聯營公司乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司及聯營公司會導致篇幅過於冗長。

財務報表附註（續）

截至二零零一年三月三十一日止年度

45. 主要附屬公司及聯營公司之詳情（續）

附屬公司名稱	成立或登記／營運地點	已發行及繳足股本或註冊資本	本公司應佔股本權益比例 %	主要業務
Memorex Products Europe Limited	英國	2英磅	57.18	買賣及分銷電腦媒體產品及影音產品
Memtek Canada Limited	加拿大	2加元	57.18	買賣及分銷電腦媒體產品及影音產品
Memtek Far East Limited	香港	2港元	57.18	一般貿易業務及分銷電腦及電子相關產品
Memtek International Inc.	英屬處女群島／美利堅合眾國（「美國」）	1,000,000美元	57.18	投資控股
Memorex Products, Inc.（前稱Memtek Products, Inc.）	美國	79,001,000美元	57.18	買賣及分銷電腦媒體產品及影音產品
威倫有限公司	香港	2港元	100	投資控股

附註： 5%無投票權遞延股份之持有人無權收取本公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份並無附有任何權利獲派股息或在清盤時獲得任何分派。

本公司直接持有Hanny Magnetics (B.V.I.) Limited之權益，上述所有其他權益均由本公司間接持有。

以上各附屬公司於年終或年內任何時間，概無任何借貸資本。

財務報表附註(續)

截至二零零一年三月三十一日止年度

45. 主要附屬公司及聯營公司之詳情

本公司各主要附屬公司於二零零一年三月三十一日之詳情如下:

附屬公司名稱	成立或登記/營運地點	已發行及繳足股本或實繳資本	本公司應佔股本權益比例 %	主要業務
富聯資源有限公司	香港	10,000,000港元	100	股份孖展融資
Cyber Business Network (Singapore) Pte Ltd	新加坡	4,444,445坡元	54	開發中文及雙語網站及電子商貿顧問服務
Genius Ideas Limited	英屬處女群島	1美元	100	投資控股
Gold Colt Enterprises Limited	英屬處女群島	1美元	100	投資控股
Hanny International Inc.	開曼群島	1,000美元	100	持有商標及特許權
Hanny Magnetics (B.V.I.) Limited	英屬處女群島	40,000,000港元普通股份	100	投資控股
		8,000,000港元優先股份	–	
錦興磁訊有限公司	香港	200港元普通股份	100	投資控股及買賣及推銷電腦媒體產品及有關周邊產品及配件
		6,000,000港元5%無投票權遞延股份(附註)	–	
威望(珠海)磁訊有限公司	中國	686,072,148港元	100	生產磁訊產品
威望珠海有限公司	香港	2港元	100	買賣及分銷電腦媒體產品及影音產品

財務報表附註（續）

截至二零零一年三月三十一日止年度

44. 分類資料

年內按主要業務及市場地域劃分之本集團營業額及經營（虧損）溢利貢獻分析如下：

	營業額		經營（虧損）溢利貢獻	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
按主要業務劃分：				
銷售貨物	**3,370,061**	2,600,008	**93,412**	38,382
證券買賣	**225,722**	219,990	**(185,601)**	49,080
	3,595,783	2,819,998	**(92,189)**	87,462
財務費用淨額			**(59,969)**	(4,846)
公司（支出）收入淨額			**(65,250)**	21,953
投資證券減值虧損			**(208,720)**	-
出售附屬公司及聯營公司之收益淨額			**218,611**	199,565
應佔聯營公司業績			**(30,072)**	(34,386)
			(237,589)	269,748
按市場地域劃分：				
北美洲				
－美國	**2,639,655**	1,813,155	**66,026**	88,038
－加拿大	**293,450**	312,746	**(13,795)**	14,467
南美洲	**12,657**	11,754	**73**	519
歐洲				
－英國	**78,298**	86,589	**(14,830)**	(3,064)
－歐洲其他地區	**236,950**	245,628	**(33,432)**	(7,776)
非洲	**26,937**	32,289	**(726)**	(1,143)
太平洋地區及中國	**307,836**	317,837	**(95,505)**	(3,579)
	3,595,783	2,819,998	**(92,189)**	87,462
財務費用淨額			**(59,969)**	(4,846)
公司（支出）收入淨額			**(65,250)**	21,953
投資證券之耗蝕虧損			**(208,720)**	-
出售附屬公司及聯營公司之收益淨額			**218,611**	199,565
應佔聯營公司業績			**(30,072)**	(34,386)
			(237,589)	269,748

財務報表附註（續）

截至二零零一年三月三十一日止年度

43. 與有關連人士進行交易及所存有結餘（續）

附註：

a. 向本集團墊支／由本集團墊支之貸款及欠本集團之款項／本集團之結欠均為無抵押，按當時市場利率計息以及根據其各自貸款協議所述年期償還。

b. 於一九九九年十一月九日，本集團與德祥企業集團有限公司（「德祥企業」）（本公司之主要股東）訂立了一項協議，以收購Genius Ideas Limited之全部權益，代價為555,900,000港元，以發行可換股票據之方式支付。於二零零零年一月，面值總額為170,000,000港元之可換股票據已按換股價每股1.25港元轉換為本公司股份，導致發行136,000,000股本公司每股面值0.025港元之股份。

c. 該等交易乃就行使授予德祥企業有關60,000,000股Hansom Eastern (Holdings) Limited（前身為東方紅集團有限公司）每股面值0.10港元之股份之認沽期權而進行，有關詳情載於本公司於一九九九年八月十八日所發出之公佈內。

d. 該等交易乃按成本值加一個溢利百分比而進行。

e. 該等交易乃按市價進行。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時在該等人士存有重大結餘。

財務報表附註（續）

截至二零零一年三月三十一日止年度

43. 與有關連人士進行交易及所存有結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

	二零零一年 千港元	二零零零年 千港元
主要股東及其聯繫人士：		
本集團已付及應付之利息（附註a）	**55,849**	20,356
年內向本集團墊支之貸款（附註a）	**282,877**	602,869
本集團於年終時之結欠（附註a）	**164,385**	119,946
年終時之可換股票據（附註;b）	**385,900**	385,900
收購附屬公司（附註b）	**–**	555,900
出售一間附屬公司（附註c）	**–**	195,944
本集團已收利息（附註c）	**–**	26,557
聯營公司：		
購買製成品（附註d）	**70,868**	25,642
本集團已收及應收利息（附註a）	**2,905**	–
購入證券投資（附註e）	**131,582**	–
出售證券投資（附註e）	**17,499**	–
顧問服務費收入（附註d）	**2,649**	–
年內由本集團墊支之貸款（附註a）	**87,195**	–
本集團於年終時所欠之應付貿易款項	**128,015**	–

於結算日在聯營公司之結存詳情載於附註第17項。

財務報表附註（續）

截至二零零一年三月三十一日止年度

41. 退休福利計劃

截至二零零零年十一月三十日，本集團為其香港若干附屬公司之僱員推行定額供款退休金計劃。由二零零零年十二月一日起，本集團必須參加由香港政府所推行之強制性公積金計劃。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理恩俸計劃成員。該等附屬公司須將工資若干百分比作為該退休金福利之供款。本集團對該退休金計劃之承擔僅為對該計劃作出所規定之供款。

於結算日，本年度概無任何重大沒收供款或可用以抵銷日後供款之餘額。

42. 資產抵押

於結算日，本集團及本公司按以下資產作為銀行及其他融資信貸額之抵押：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
證券投資	**946,733**	121,595	**–**	–
貿易及其他應收款項	**287,993**	123,402	**841**	835
土地及樓宇	**22,592**	10,823	**–**	–
存貨	**18,000**	34,075	**–**	–
	1,275,318	289,895	**841**	835

此外，本集團若干上市證券投資受到附註第24項所述之掉期交易安排所規限。

於二零零一年三月三十一日，為使一間附屬公司取得一般銀行信貸，若干總市值約為372,254,000港元（二零零零年：262,424,000港元）之孖展客戶之證券被用作抵押。

財務報表附註（續）

截至二零零一年三月三十一日止年度

39. 資本承擔

	本集團	
	二零零一年	二零零零年
	千港元	千港元
有關收購物業、機器及設備之已訂約惟未在財務報表上作出準備之資本性開支	**776**	–

本公司於結算日概無重大之資本承擔。

40. 營運租約承擔

於結算日，本集團尚有若干根據不可撤銷營運租約之承擔。該等須於明年內支付之承擔部份如下：

	二零零一年		二零零零年	
	土地及樓宇	其他	土地及樓宇	其他
	千港元	千港元	千港元	千港元
營運租約之屆滿年期：				
一年內	**2,637**	**238**	3,853	88
第二至第五年（首尾兩年包括在內）	**8,996**	**2,545**	10,578	1,827
五年以上	**6,591**	**4**	3,382	–
	18,224	**2,787**	17,813	1,915

本公司於結算日並無任何營運租約承擔。

財務報表附註（續）

截至二零零一年三月三十一日止年度

37. 遞延稅項（續）

本集團本年度貿易業務產生之潛在遞延稅項撥回額如下：

	二零零一年 千港元	二零零零年 千港元
因下列各項產生時差之稅務之影響：		
因申報稅項而要求之折舊減免少於財務報表所扣除之折舊額	**3,229**	3,489
已產生稅務虧損	**685**	2,984
	3,914	6,473

由於不能確定遞延稅項利益淨額會否在可見之將來實現，因此貿易業務應佔之潛在遞延稅務資產淨額並無在財務報表中確認。

38. 或然負債

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
就：				
附屬公司	**–**	–	**148,276**	102,981
一間投資公司	**12,527**	13,869	**12,527**	13,869
之信貸額而向銀行及其他財務機構提供之擔保已動用之金額				
就：				
一間附屬公司	**–**	–	**5,870**	8,605
一間投資公司	**3,216**	6,484	**3,216**	6,484
之融資租約及租購合約而向銀行及其他財務機構提供之擔保已動用之金額				
	15,743	20,353	**169,889**	131,939

財務報表附註（續）

截至二零零一年三月三十一日止年度

36. 主要非現金交易

(i) 於年內，本集團以160,000,000港元之代價收購一間聯營公司之權益，有關代價以發行新股份之方式支付（附註第27(a)項）。

(ii) 於年內，本集團分別向聯營公司及獨立第三者購入約121,827,000港元及90,928,000港元之其他投資，代價以彼等所欠負之款項支付。

(iii) 於截至二零零零年三月三十一日止年度內，本集團以555,900,000港元之代價收購附屬公司權益，有關代價以發行可換股票據之方式支付。

(iv) 於截至二零零零年三月三十一日止年度內，面值總額為170,000,000港元之可換股票據已按換股價每股1.25港元轉換為本公司股份，導致發行136,000,000股本公司每股面值0.025港元之股份。

37. 遞延税項

於結算日，並未確認（撥備）之潛在遞延税項資產（負債）之主要組成項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
因下列各項產生時差之税務之影響：				
税務虧損	**75,178**	74,493	**8,123**	7,140
因申報税項而要求之折舊減免超逾財務報表所扣除之折舊額	**(11,164)**	(14,393)	**–**	–
	64,014	60,100	**8,123**	7,140

財務報表附註（續）

截至二零零一年三月三十一日止年度

35. 本年度之融資變動分析

	股本及溢價 千港元	到期日超逾三個月之銀行貸款 千港元	到期日超逾三個月之其他貸款 千港元	融資租約及租購合約承擔 千港元	應付少數股東款項 千港元	少數股東權益 千港元
一九九九年四月一日結存	98,082	153,054	329,333	11,221	–	41,744
於認購及行使認股權證時發行股份所得款項	1,472,206	–	–	–	–	–
行使可換股票據換股權	170,000	–	–	–	–	–
與發行股份有關之開支	(36,591)	–	–	–	–	–
購回股份	(85,047)	–	–	–	–	–
新增貸款	–	193,047	715,717	–	–	–
訂立融資租約及租購合約	–	–	–	237	–	–
向一名少數股東增購一間附屬公司之股權	–	–	–	–	–	(638)
向少數股東出售一間附屬公司之部份股權	–	–	–	–	–	45,412
少數股東應佔本年度溢利	–	–	–	–	–	8,361
收購附屬公司	–	–	–	–	5,613	–
少數股東墊款	–	–	–	–	520	–
外滙調整	–	–	–	–	–	(6)
於年內償還款項	–	(39,364)	(760,709)	(2,705)	–	–
於二零零零年三月三十一日結存	1,618,650	306,737	284,341	8,753	6,133	94,873
發行股份所得款項	381,231	–	–	–	–	–
為收購一間聯營公司之權益而發行股份	160,000	–	–	–	–	–
與發行股份有關之開支	(8,378)	–	–	–	–	–
購回股份	(15,370)	–	–	–	–	–
新增貸款	–	29,250	483,946	–	–	–
為購入證券投資而新增之貸款	–	–	321,760	–	–	–
訂立融資租約及租購合約	–	–	–	484	–	–
少數股東注資	–	–	–	–	–	43,913
向少數股東出售一間附屬公司之部份股權	–	–	–	–	–	69,751
被視為出售一間附屬公司之部份股權	–	–	–	–	–	(20,717)
少數股東應佔本年度虧損	–	–	–	–	–	(7,635)
外滙調整	–	1,076	–	–	–	2,438
於年內償還款項	–	(163,747)	(467,710)	(2,906)	(3,462)	–
二零零一年三月三十一日結存	**2,136,133**	**173,316**	**622,337**	**6,331**	**2,671**	**182,623**

財務報表附註（續）

截至二零零一年三月三十一日止年度

34. 收購附屬公司

	二零零一年 千港元	二零零零年 千港元
收購資產淨值		
物業、機器及設備	–	2,391
聯營公司權益	–	32,779
證券投資	–	80,820
貿易及其他應收款項	–	5,212
銀行結存及現金	–	887
貿易及其他應付款項	–	(3,647)
應付少數股東款項	–	(5,613)
	–	112,829
收購附屬公司時所產生之商譽	–	443,071
	–	555,900
支付		
可換股票據	–	555,900

收購附屬公司之現金及現金等額流入之分析：

	二零零一年 千港元	二零零零年 千港元
購入銀行結存及現金	–	887

於截至二零零零年三月三十一日止年度內所收購之附屬公司對本集團之業績並無作出重大貢獻。於截至二零零零年三月三十一日止年度內所收購之附屬公司所貢獻或動用之現金流量並不重大。

財務報表附註（續）

截至二零零一年三月三十一日止年度

33. 出售附屬公司

	二零零一年 千港元	二零零零年 千港元
出售資產淨值		
證券投資	15,460	195,944
聯營公司權益	5,031	–
存貨	403	–
貿易及其他應收款項	63,905	–
應收短期貸款	8,093	–
貿易及其他應付款項	(136)	–
稅項	(3,900)	–
	88,856	195,944
出售附屬公司之虧損淨額	(28,206)	–
	60,650	195,944
付款方式		
已收現金代價	60,000	195,944
應收代價	650	–
	60,650	195,944

出售附屬公司之現金及現金等額流入之分析：

	二零零一年 千港元	二零零零年 千港元
已收現金代價	60,000	195,944

於年內所出售之附屬公司對本集團之業績並無作出重大貢獻。於年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

財務報表附註（續）

截至二零零一年三月三十一日止年度

31. 應付少數股東款項

該等款項為免息、無抵押及無固定還款期。董事認為，該等款項將不會於結算日起計十二個月內償還，因此，該等款項被列為非流動負債。

32. 除稅前（虧損）溢利與營運業務之流入（流出）現金淨額調節表

	二零零一年 千港元	二零零零年 千港元
除稅前(虧損)溢利	**(237,589)**	269,748
應佔聯營公司業績	**30,072**	34,386
利息支出及融資費用	**111,362**	63,787
利息收入	**(51,393)**	(58,941)
出售一間附屬公司部份股權之收益	**(233,434)**	(201,665)
被視為出售一間附屬公司部份股權之收益	**(6,596)**	–
被視為出售聯營公司部份股權之收益淨額	**(6,099)**	–
出售聯營公司之收益	**(688)**	–
出售附屬公司之虧損淨額	**28,206**	–
出售聯營公司部份股權之虧損	**–**	2,100
出售物業、機器及設備之虧損	**893**	683
遞延開支攤銷	**6,022**	24,089
無形資產攤銷	**11,409**	11,409
物業、機器及設備之折舊及攤銷	**16,653**	12,166
其他投資之未變現虧損(收益)	**179,490**	(69,091)
投資證券之耗蝕虧損	**208,720**	–
滯銷及陳舊存貨準備	**(21,853)**	–
存貨減少(增加)	**154,433**	(88,852)
貿易及其他應收款項(增加)減少	**(72,692)**	69,210
其他投資增加	**(273,920)**	(311,402)
應收孖展貸款減少(增加)	**61,711**	(142,577)
應收票據減少(增加)	**4,606**	(2,308)
貿易及其他應付款項增加	**243,499**	32,682
應付孖展貸款(減少)增加	**(54,022)**	67,458
應付票據增加(減少)	**25,859**	(39,028)
營運業務之流入(流出)現金淨額	**124,649**	(326,146)

財務報表附註（續）

截至二零零一年三月三十一日止年度

30. 儲備（續）

(iii) 透過註銷每股面值0.40港元已發行股份之已繳股本0.35港元而把本公司股份之面值從每股0.40港元削減至每股0.05港元所產生之進賬；及

(iv) 減去轉撥往虧損賬以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之累計虧損339,000,000港元及497,000,000港元。

本集團之實繳盈餘包括本集團於一九九八年二月二十日把股份溢價賬轉撥至本集團之實繳盈餘賬所產生之進賬；透過註銷每股已發行股份之已繳股本0.35港元而把本公司之股份面值從每股0.40港元削減至每股0.05港元所產生之進賬；及減去轉撥往虧損賬以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之累計虧損339,000,000港元及497,000,000港元。

依據百慕達一九八一年公司法（經修訂），本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

董事認為，本公司可供分派予股東之儲備如下：

	二零零一年 千港元	二零零零年 千港元
實繳盈餘	**437**	497,437
保留溢利	**22,484**	183,799
	22,921	681,236

財務報表附註（續）

截至二零零一年三月三十一日止年度

30. 儲備（續）

	股份溢價	資本儲備	實繳盈餘	外幣兌換儲備	資本贖回儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本公司							
於一九九九年四月一日	39,226	-	836,437	-	592	45,920	922,175
發行股份所產生之溢價	1,602,340	-	-	-	-	-	1,602,340
與發行股份有關之開支	(36,591)	-	-	-	-	-	(36,591)
購回股份	(83,053)	-	-	-	-	-	(83,053)
轉撥	-	-	(339,000)	-	-	339,000	-
本年度虧損(附註第11項)	-	-	-	-	-	(184,521)	(184,521)
股息	-	-	-	-	-	(16,600)	(16,600)
於二零零零年三月三十一日	1,521,922	-	497,437	-	592	183,799	2,203,750
發行股份所產生之溢價	476,649	-	-	-	-	-	476,649
與發行股份有關之開支	(8,378)	-	-	-	-	-	(8,378)
購回股份	(14,840)	-	-	-	-	-	(14,840)
轉撥	-	-	(497,000)	-	-	497,000	-
本年度虧損(附註第11項)	-	-	-	-	-	(637,949)	(637,949)
股息	-	-	-	-	-	(20,366)	(20,366)
於二零零一年三月三十一日	**1,975,353**	**-**	**437**	**-**	**592**	**22,484**	**1,998,866**

本公司之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與以面值發行本公司股份作為收購代價之差額；

(ii) 於一九九八年二月二十日把本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

財務報表附註（續）

截至二零零一年三月三十一日止年度

30. 儲備

	股份溢價 千港元	資本儲備 千港元	實繳盈餘 千港元	外幣兌換儲備 千港元	資本贖回儲備 千港元	保留溢利 千港元	總額 千港元
本集團							
於一九九九年四月一日	39,226	(24,574)	766,064	(5,824)	592	146,691	922,175
外滙調整	–	–	–	559	–	–	559
發行股份所產生之溢價	1,602,340	–	–	–	–	–	1,602,340
與發行股份有關之開支	(36,591)	–	–	–	–	–	(36,591)
購回股份	(83,053)	–	–	–	–	–	(83,053)
收購附屬公司所產生之商譽	–	(443,071)	–	–	–	–	(443,071)
收購聯營公司所產生之商譽	–	(9,360)	–	–	–	–	(9,360)
收購一間附屬公司額外權益所產生之商譽	–	(556)	–	–	–	–	(556)
出售一間附屬公司部份股權時變現	–	8,012	–	–	–	–	8,012
應佔聯營公司收購後儲備	–	429	–	–	–	–	429
出售一間聯營公司變現	–	–	–	1,153	–	–	1,153
轉撥	–	–	(339,000)	–	–	339,000	–
本年度溢利	–	–	–	–	–	258,313	258,313
股息	–	–	–	–	–	(16,600)	(16,600)
於二零零零年三月三十一日	1,521,922	(469,120)	427,064	(4,112)	592	727,404	2,203,750
外滙調整	–	–	–	(8,628)	–	–	(8,628)
發行股份所產生之溢價	476,649	–	–	–	–	–	476,649
與發行股份有關之開支	(8,378)	–	–	–	–	–	(8,378)
購回股份	(14,840)	–	–	–	–	–	(14,840)
收購聯營公司所產生之商譽	–	(466,863)	–	–	–	–	(466,863)
收購一間附屬公司額外權益所產生之商譽	–	(705)	–	–	–	–	(705)
出售一間附屬公司部份股權時變現	–	13,008	–	–	–	–	13,008
被視為出售一間附屬公司股權時變現	–	14,121	–	–	–	–	14,121
被視為出售聯營公司股權時變現	–	61,759	–	–	–	–	61,759
出售聯營公司變現	–	4,493	–	–	–	–	4,493
應佔聯營公司收購後儲備	–	(2,293)	–	(16)	–	–	(2,309)
轉撥	–	–	(497,000)	–	–	497,000	–
本年度虧損	–	–	–	–	–	(252,825)	(252,825)
股息	–	–	–	–	–	(20,366)	(20,366)
於二零零一年三月三十一日	**1,975,353**	**(845,600)**	**(69,936)**	**(12,756)**	**592**	**951,213**	**1,998,866**
應佔：							
本公司及附屬公司	1,975,353	(843,736)	(69,936)	(12,740)	592	1,042,286	2,091,819
聯營公司	–	(1,864)	–	(16)	–	(91,073)	(92,953)
	1,975,353	**(845,600)**	**(69,936)**	**(12,756)**	**592**	**951,213**	**1,998,866**

財務報表附註（續）

截至二零零一年三月三十一日止年度

29. 購股權計劃

購股權於年內之變動詳情及於二零零一年三月三十一日尚未行使之購股權詳情如下：

			購股權數目				
行使期	供股前之每股行使價	就供股之影響而調整之每股行使價	於二零零零年四月一日尚未行使	年內已行使	年內已授出	年內因供股而作出之調整	於二零零一年三月三十一日尚未行使
	港元	港元					
一九九四年二月二十一日至二零零一年十一月二十七日	3.630	2.420	4,151,520	–	–	2,075,760	**6,227,280**
一九九六年五月二十二日至二零零零年五月三十日	0.360	–	106,200,000	(106,200,000)	–	–	**–**
二零零零年一月二十七日至二零零一年十一月二十七日	1.064	0.709	146,000,000	–	–	73,000,000	**219,000,000**
二零零零年八月十四日至二零零一年十一月二十七日	0.402	0.268	–	–	85,000,000	42,500,000	**127,500,000**

本公司於年內就授出之購股權而收取之代價並不重大。

財務報表附註（續）

截至二零零一年三月三十一日止年度

28. 認股權證

根據於二零零零年九月二十六日舉行之本公司股東特別大會上通過之普通決議案，批准派送紅利認股權證予於二零零零年九月二十六日名列本公司股東名冊之股東，基準為股東凡持有每股面值0.025港元之股份5股可獲派送認股權證一份。於二零零零年十月四日，共發行790,823,093份總認購額為332,145,699港元之認股權證。每份認股權證均賦予其登記持有人權利，可自發行日期起至二零零二年四月三日(首尾兩天包括在內)任何時間按初步認購價每股0.42港元(可予調整)以現金認購本公司一股新股份。

於二零零一年二月，在本公司於二零零一年二月進行供股(見附註第27(b)項)後，認股權證之認購價根據認股權證之條款，由每股0.42港元調整至每股0.36港元。

於二零零一年三月三十一日，本公司之尚未行使認股權證賦予權利可以現金最多332,143,714港元認購股份。按本公司於二零零一年三月三十一日之股本結構計算，倘該等尚未行使之認股權證獲全面行使，將會導致發行922,621,428股本公司每股面值0.025港元之新股份。

有關於年內獲行使之本公司認股權證之詳情載於附註第27項。

29. 購股權計劃

根據於一九九一年十一月二十八日採納並於一九九四年九月三十日修訂之僱員購股權計劃，本公司董事會可向合資格僱員(包括本公司及其附屬公司之董事)授予可認購本公司股份之購股權，認購價為股份之面值或緊接授出購股權前之五個交易日股份在聯交所之平均收市價85%(以較高者為準)。依據購股權計劃授出購股權涉及之最高股數，不得超過本公司不時已發行股本之10%。

財務報表附註（續）

截至二零零一年三月三十一日止年度

27. 股本（續）

(b) 根據於二零零一年二月二十六日舉行之本公司董事會會議上通過之決議案，本公司以供股方式按每股0.16港元之發行價向當時之現有股東配發2,143,726,763股每股面值0.025港元之新股份(「供股」)，比例為當時每持有2股股份可獲配發1股供股股份。供股之所得款項淨額約為334,000,000港元，已用以償還本集團之借款及作為本集團之一般營運資金。

(c) 於本年度內，106,200,000份購股權已按每股0.36港元之認購價予以行使，導致發行106,200,000股本公司每股面值0.025港元之股份。

(d) 於本年度內，因按每股0.42港元之價格行使4,726份認股權證，而導致本公司發行每股面值0.025港元之股份4,726股。

(e) 於本年度內，本公司在聯交所購回其股份，詳情如下：

購回月份	每股面值0.025港元之股份數目	價格 最高價	最低價	已付總代價（包括開支）
		港元	港元	千港元
二零零零年四月	14,434,000	1.00	0.50	11,538
二零零零年五月	1,792,000	0.49	0.48	879
二零零零年六月	5,000,000	0.60	0.57	2,953
	21,226,000			15,370

上述股份於購回後已予以註銷，而本公司之已發行股本亦相應減去該等股份之面值。購回時須予支付之溢價已於股份溢價賬中扣除。

於年內發行之全部股份在各方面均與當時之股份享有同等權益。

財務報表附註（續）

截至二零零一年三月三十一日止年度

27. 股本

	股份數目	面值
		千港元
法定股本：		
一九九九年四月一日（每股面值0.10港元）	6,500,000,000	650,000
一股股份拆細為四股	19,500,000,000	-
二零零零年及二零零一年三月三十一日（每股面值0.025港元）	**26,000,000,000**	**650,000**
已發行及繳足股本：		
一九九九年四月一日（每股面值0.10港元）	588,564,418	58,856
行使認權證	82,906,463	8,291
一股股份拆細為四股	2,014,412,643	-
於認購時發行股份	1,058,000,000	26,450
行使認股權證	69,019,944	1,725
行使可換股票據之換股權	136,000,000	3,400
購回及註銷股份	(79,762,000)	(1,994)
二零零零年三月三十一日（每股面值0.025港元）	3,869,141,468	96,728
發行股份	333,333,333	8,333
供股	2,143,726,763	53,593
行使購股權	106,200,000	2,655
行使認股權證	4,726	1
購回及註銷股份	(21,226,000)	(530)
二零零一年三月三十一日（每股面值0.025港元）	**6,431,180,290**	**160,780**

(a) 於二零零零年十二月一日，本公司按每股0.48港元之價格發行333,333,333股每股面值0.025港元之新股份，作為向獨立第三者收購Gentwin Investment Ltd. 25%股本權益（亦即Asia V-Sat Co. Ltd.之20%間接權益）之代價。該等新股份乃根據於二零零零年三月八日舉行之股東特別大會向本公司董事授出之一般授權而發行。有關收購之詳請載於本公司於二零零零年九月十八日發出之公佈內。

財務報表附註（續）

截至二零零一年三月三十一日止年度

26. 融資租約及租購合約承擔

	本集團	
	二零零一年	二零零零年
	千港元	千港元
根據融資租約及租購合約之承擔還款期如下：		
一年內	**3,187**	2,537
一至兩年內	**2,888**	3,061
兩至五年	**256**	3,155
	6,331	8,753
列入流動負債項下並於一年內到期之款項	**(3,187)**	(2,537)
一年後到期之款項	**3,144**	6,216

財務報表附註（續）

截至二零零一年三月三十一日止年度

24. 借款（續）

本集團及本公司根據掉期交易協議獲金融機構授予之其他貸款約為107,087,000港元（二零零零年：88,182,000港元）。

於二零零一年三月三十一日，若干賬面值約為160,149,000港元（二零零零年：32,079,000港元，連同由若干聯營公司持有之上市股份之投資）之上市證券投資已予出售，惟須受本集團向該等金融機構作出之回購承諾所規限。該等協議所制定之條款令本集團可保留擁有權之風險及回報，因此而被列入財務安排而非所投資股份之出售。

根據該等協議，其他貸款之融資金額之變動將與該等協議期內股份之市價波幅相符。

25. 可換股票據

於二零零零年一月十一日，本公司發行金額為555,900,000港元之可換股票據。可換股票據為無抵押、按最優惠利率計算利息及須於發行日期第二個周年日償還。票據持有人有權於可換股票據發行後兩年內，按初步換股價每股5.00港元（可予調整）將全部或部份尚未轉換之可換股票據本金額轉換為本公司每股面值0.10港元之股份。於二零零零年一月，可換股票據之換股價因拆細本公司之股份而由5.00港元調整至1.25港元。

於二零零零年一月，面值總額為170,000,000港元之可換股票據已按換股價每股1.25港元轉換為本公司股份，導致發行136,000,000股本公司每股面值0.025港元之股份。

由於第27(b)項附註所述之本公司供股，可換股票據之換股價已按照構成可換股票據之契據之規定，於二零零一年二月十二日起由1.25港元調整至1.09港元。

於二零零一年三月三十一日，按本公司於該日之股份結構計算，倘票據持有人全面行使價值385,900,000港元之可換股票據之尚未行使換股權，則將會導致發行354,036,697股本公司每股面值0.025港元之新股份。

財務報表附註（續）

截至二零零一年三月三十一日止年度

23. 貿易及其他應付款項

貿易及其他應付款項包括為數406,017,000港元之應付貿易賬項結餘（二零零零年：230,928,000港元）。

於二零零一年三月三十一日之應付貿易賬項賬齡分析如下：

	二零零一年 千港元	二零零零年 千港元
未到期	**307,653**	121,653
一個月內到期	**25,997**	65,601
一至兩個月內到期	**12,593**	25,700
兩個月後到期	**59,774**	17,974
	406,017	230,928

24. 借款

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
借款包括：				
銀行貸款	**334,457**	306,737	**70,307**	66,222
其他貸款	**625,847**	284,341	**262,361**	197,059
	960,304	591,078	**332,668**	263,281
分析：				
有抵押	**638,877**	361,935	**188,383**	154,404
無抵押	**321,427**	229,143	**144,285**	108,877
	960,304	591,078	**332,668**	263,281
上述款額須於以下年期償還：				
一年內或於要求時	**844,211**	502,896	**225,581**	175,099
一至兩年內	**215**	–	**–**	–
兩至五年內	**115,878**	88,182	**107,087**	88,182
	960,304	591,078	**332,668**	263,281
列入流動負債項下並於一年內到期之款項	**(844,211)**	(502,896)	**(225,581)**	(175,099)
一年後到期之款項	**116,093**	88,182	**107,087**	88,182

財務報表附註（續）

截至二零零一年三月三十一日止年度

20. 其他應收款項－於一年後到期

該款項指本年度內出售一間附屬公司部份股權應收之款項。根據本集團與買方訂立之各項買賣協議，代價按月攤還。應收款項不會於一年內償還之部份乃列為非流動款項。

21. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	千港元
原材料	**12,329**	20,246
在製品	**2,437**	3,898
製成品	**242,872**	371,955
	257,638	396,099

上述存貨成本包括製成品約16,708,000港元（二零零零年：81,416,000港元），已按其可變現淨值列賬。

22. 貿易及其他應收款項

貿易及其他應收款項包括為數496,751,000港元之應收貿易賬項結餘（二零零零年：302,580,000港元），本集團向其貿易客戶提供30至60日不等之信貸期。

於二零零一年三月三十一日之應收貿易賬項賬齡分析如下：

	二零零一年	二零零零年
	千港元	千港元
未到期	**407,505**	234,585
一個月內到期	**73,697**	37,555
一至兩個月內到期	**9,656**	9,517
兩個月後到期	**5,893**	20,923
	496,751	302,580

財務報表附註（續）

截至二零零一年三月三十一日止年度

18. 證券投資（續）

附註：

a. 上市投資證券指在中策集團有限公司（前稱China Internet Global Alliance Limited）（「中策」）之17.45%權益，該公司乃在香港註冊成立，而其股份於聯交所上市。中策及其附屬公司主要從事製造、物業發展及投資、基建、建築及相關業務、電子商貿以及與高科技有關之業務。

其他上市投資中包括約82,368,000港元之教育亞洲有限公司（「EVI」）11.44%權益。本集團已承諾在EVI於二零零一年三月十五日在聯交所創業板上市後首六個月內，不會出售其在EVI所擁有之權益。

b. 該金額包括附註第24項所述之掉期交易安排中價值約160,149,000港元（二零零零年：32,079,000港元）之證券。

c. 非上市海外投資證券包括在青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司之16%權益，上述公司均於台灣成立（「UPM集團」）。UPM集團主要在台灣從事有線播放業務。

董事認為，在非上市投資證券之投資最少相等於其賬面值。

19. 遞延開支

	本集團 千港元
成本值	
於二零零零年四月一日及	
二零零一年三月三十一日	**72,267**
攤銷	
於二零零零年四月一日	66,245
本年度撥備	6,022
於二零零一年三月三十一日	**72,267**
賬面淨值	
於二零零一年三月三十一日	**–**
於二零零零年三月三十一日	6,022

遞延開支指在海外若干大型零售店舖取得為期36個月之陳列櫃位之支出。該金額在收益表中按取得陳列櫃位之三年期間攤銷。

財務報表附註（續）

截至二零零一年三月三十一日止年度

18. 證券投資

	投資證券		其他投資		總額	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
上市證券						
香港（附註a）	691,855	–	213,499	46,667	905,354	46,667
海外（附註b）	–	–	462,598	519,751	462,598	519,751
非上市證券						
香港	–	–	2,500	1,500	2,500	1,500
海外（附註c）	538,321	746,521	101,289	27,319	639,610	773,840
	1,230,176	746,521	779,886	595,237	2,010,062	1,341,758
上市證券之市值	86,875	–	676,097	566,418	762,972	566,418
就呈報目的而作出之賬面值分析：						
非流動	1,230,176	746,521	606	19,997	1,230,782	766,518
流動	–	–	779,280	575,240	779,280	575,240
	1,230,176	746,521	779,886	595,237	2,010,062	1,341,758
本公司						
海外上市證券	–	–	22,089	97,188	22,089	97,188
上市證券之市值	–	–	22,089	97,188	22,089	97,188

財務報表附註（續）

截至二零零一年三月三十一日止年度

17. 聯營公司權益

	本集團	
	二零零一年	二零零零年
	千港元	千港元
應佔下列聯營公司資產（負債）淨值：		
－在香港上市	18,696	–
－在海外上市	62,491	–
－非上市	(5,197)	12,332
	75,990	12,332
貸款予聯營公司	87,195	–
應收聯營公司款項	29,749	167,933
	192,934	180,265
上市股份市值	422,185	–

借予聯營公司之貸款為無抵押。除一筆24,000,000港元之款項外，其中20,400,000港元須於二零零三年五月償還，並按當時市場利率計算利息，餘額均為免息及並無固定還款期。董事認為，該等款項將不會於結算日起計之十二個月內償還，因此，該等款項應列作非流動款項。

於二零零零年三月三十一日，除一筆約115,662,000港元之款項乃以上市證券作抵押及按當時市場利率計息外，餘額均為無抵押及免息。

本集團各主要聯營公司於二零零一年三月三十一日之詳情載於附註第45項。

財務報表附註（續）

截至二零零一年三月三十一日止年度

16. 附屬公司權益

	本公司	
	二零零一年	二零零零年
	千港元	千港元
非上市股份	118,373	118,373
應收附屬公司款項	4,282,809	3,686,814
	4,401,182	3,805,187
減值準備	(1,735,149)	(1,224,617)
	2,666,033	2,580,570
應付附屬公司款項	25,622	69,072

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited（「Hanny BVI」）連同其附屬公司時，各附屬公司之可分割基本資產淨值之估計價值計算。

附屬公司結欠之款項為無抵押、免息及無固定還款期。董事認為，該等款項將不會於結算日起計之十二個月內償還，因此，該等款項乃列作非流動款項。

本公司各主要附屬公司於二零零一年三月三十一日之詳情載於附註第45項。

財務報表附註（續）

截至二零零一年三月三十一日止年度

15. 無形資產

	商譽 千港元 （附註a）	商標 許可證 千港元 （附註b）	總額 千港元
本集團			
成本值			
於二零零零年四月一日及			
二零零一年三月三十一日	**153,093**	**91,318**	**244,411**
攤銷			
於二零零零年四月一日	59,575	6,468	66,043
本年度撥備	6,843	4,566	11,409
於二零零一年三月三十一日	**66,418**	**11,034**	**77,452**
賬面淨值			
於二零零一年三月三十一日	**86,675**	**80,284**	**166,959**
於二零零零年三月三十一日	93,518	84,850	178,368

附註：

a. 該數額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽。

b. 該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證之收購價。

董事會認為，毋須就商譽或商標許可證之賬面值作出永久減值撥備。

財務報表附註（續）

截至二零零一年三月三十一日止年度

14. 物業、機器及設備（續）

本集團之土地及樓宇如下：

	二零零一年 千港元	二零零零年 千港元
香港以外地區：		
於中華人民共和國（「中國」）之中期租約物業	**27,833**	28,761
於台灣之永久業權物業	**13,085**	–
於澳門之中期租約物業	**2,565**	2,645
	43,483	31,406

一九九四年之土地及樓宇估值乃由美國評值有限公司（特許測量師）按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面值應約為23,272,000港元（二零零零年：23,977,000港元）。

物業、機器及設備之賬面淨值包括以融資租約及租購合約持有之資產，為數約6,952,000港元（二零零零年：9,016,000港元）。

財務報表附註（續）

截至二零零一年三月三十一日止年度

14. 物業、機器及設備

	租賃土地及樓宇 千港元	機器及機械 千港元	模具 千港元	傢具、裝置及器材 千港元	汽車 千港元	總額 千港元
本集團						
成本值或估值						
二零零零年四月一日	36,490	44,189	2,941	59,740	4,677	148,037
外滙調整	–	(30)	–	(449)	2	(477)
增項	13,128	–	–	22,417	5,588	41,133
出售	–	–	–	(2,695)	(1,058)	(3,753)
二零零一年三月三十一日	**49,618**	**44,159**	**2,941**	**79,013**	**9,209**	**184,940**
包括：						
成本值	21,411	44,159	2,941	79,013	9,209	156,733
一九九四年估值	28,207	–	–	–	–	28,207
	49,618	44,159	2,941	79,013	9,209	184,940
折舊及攤銷						
二零零零年四月一日	5,084	28,054	2,795	28,927	535	65,395
外滙調整	–	(30)	–	(399)	2	(427)
本年度撥備	1,051	3,607	61	10,166	1,768	16,653
出售時撇除	–	–	–	(1,884)	(344)	(2,228)
二零零一年三月三十一日	**6,135**	**31,631**	**2,856**	**36,810**	**1,961**	**79,393**
賬面淨值						
二零零一年三月三十一日	**43,483**	**12,528**	**85**	**42,203**	**7,248**	**105,547**
二零零零年三月三十一日	31,406	16,135	146	30,813	4,142	82,642

財務報表附註（續）

截至二零零一年三月三十一日止年度

13. 每股（虧損）盈利（續）

由於兌換本公司之尚未償還可換股票據及行使認股權證與購股權將導致本年度之每股虧損減少，因此並無呈報截至二零零一年三月三十一日止年度之每股攤薄虧損。

在計算截至二零零零年三月三十一日止年度之每股攤薄盈利時，並無假設本公司之尚未償還可換股票據獲兌換，因為兌換將導致該年度之每股盈利有所增加。

就截至二零零一年及二零零零年三月三十一日止年度之每股基本及攤薄(虧損)盈利而言之加權平均股數已作出調整，以反映於附註第27(b)項所述本公司進行之供股之影響。

財務報表附註（續）

截至二零零一年三月三十一日止年度

12. 股息

	二零零一年 千港元	二零零零年 千港元
已派中期股息：每股0.17港仙（二零零零年：0.17港仙）	**10,719**	6,714
擬派末期股息：每股0.15港仙（二零零零年：0.17港仙）	**9,647**	9,886
	20,366	16,600

擬就截至二零零一年三月三十一日止年度派發之末期股息金額乃參照於本報告日期已發行之6,431,180,290股股份（二零零零年：5,931,173,202股，已就附註第27(b)項所述之本公司進行供股之影響作出調整）計算，惟須待股東於應屆之股東週年大會上批准，方可作實。

截至二零零一年三月三十一日止年度之每股中期股息及截至二零零零年三月三十一日止年度之每股中期股息（已就於二零零零年一月五日進行之拆細股份作出調整）已就本公司於二零零一年二月進行供股之影響作出調整。

13. 每股（虧損）盈利

本年度之每股基本及攤薄（虧損）盈利乃根據下列數字計算：

	二零零一年 千港元	二零零零年 千港元
（虧損）盈利：		
本年度（虧損）溢利及就每股基本及攤薄（虧損）盈利而言之應佔（虧損）盈利	**(252,825)**	258,313

	二零零一年	二零零零年
股份數目：		
就每股基本（虧損）盈利而言之加權平均股數	**4,414,731,882**	2,820,487,568
攤薄潛在股份之影響：		
認股權證	**不適用**	187,034,614
購股權	**不適用**	68,644,589
就每股攤薄（虧損）盈利而言之加權平均股數	**不適用**	3,076,166,771

財務報表附註（續）

截至二零零一年三月三十一日止年度

10. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項支出包括：		
本年度利得稅撥備		
香港	150	568
海外	22,912	1,651
	23,062	2,219
往年超額撥備		
香港	(47)	(65)
海外	(144)	-
	(191)	(65)
應佔聯營公司業績之稅項	-	920
	22,871	3,074

香港利得稅以年內估計應課稅溢利按稅率16%計算。

在其他司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

因本集團若干公司於本年度出現稅務虧損或本年度之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本年度並無應付香港利得稅或海外稅項。

本年度之未撥備遞延稅項詳情載於附註第37項。

11. 本年度（虧損）溢利

本集團本年度之（虧損）溢利包括一項已列賬於本公司財務報表，為數約637,949,000港元之虧損（二零零零年：184,521,000港元）。

財務報表附註（續）

截至二零零一年三月三十一日止年度

9. 僱員酬金

概無任何董事屬於本集團五位最高薪人士之列。五位（二零零零年：五位）最高薪人士之酬金詳情如下：

	二零零一年 千港元	二零零零年 千港元
薪金及其他福利	**8,350**	5,939
與表現有關之獎金	**843**	1,324
退休福利計劃供款	**169**	199
	9,362	7,462

彼等之酬金分為下列組別：

	僱員人數	
	二零零一年	二零零零年
1,000,001港元至1,500,000港元	**2**	3
1,500,001港元至2,000,000港元	**1**	2
2,000,001港元至2,500,000港元	**1**	–
2,500,001港元至3,000,000港元	**1**	–
	5	5

財務報表附註（續）

截至二零零一年三月三十一日止年度

6. 財務費用

	二零零一年 千港元	二零零零年 千港元
須於五年內全數償還之借款之利息：		
一銀行貸款及透支	26,734	21,807
一可換股票據	35,630	8,050
一融資租約及租購合約	697	869
一其他貸款	48,301	33,061
	111,362	63,787

7. 出售附屬公司及聯營公司之收益淨額

	二零零一年 千港元	二零零零年 千港元
出售一間附屬公司部份股權之收益	233,434	201,665
被視為出售一間附屬公司部份股權之收益	6,596	–
被視為出售聯營公司部份股權之收益淨額	6,099	–
出售聯營公司之收益	688	–
出售附屬公司之虧損淨額	(28,206)	–
出售聯營公司部份股權之虧損	–	(2,100)
	218,611	199,565

8. 董事酬金

	二零零一年 千港元	二零零零年 千港元
董事袍金	–	–
其他酬金（執行董事）		
薪金及其他福利	270	390
	270	390

本年度並無向非執行董事或獨立非執行董事支付任何酬金。

財務報表附註（續）

截至二零零一年三月三十一日止年度

5. 經營（虧損）溢利

	二零零一年 千港元	二零零零年 千港元
經營(虧損)溢利已扣除以下各項：		
僱員成本：		
董事酬金(附註第8項)	**270**	390
薪金及其他福利	**127,088**	99,390
退休福利計劃供款	**1,250**	1,287
	128,608	101,067
遞延開支攤銷	**6,022**	24,089
無形資產攤銷	**11,409**	11,409
核數師酬金	**4,625**	4,097
折舊及攤銷：		
一自置資產	**14,174**	9,663
一根據融資租約及租購合約持有之資產	**2,479**	2,503
滙兑虧損	**–**	17,278
出售物業、機器及設備之虧損	**893**	683
營運租約應付租金：		
一土地及樓宇	**24,604**	23,520
一其他資產	**560**	363

財務報表附註（續）

截至二零零一年三月三十一日止年度

2. 主要會計準則（續）

現金等額

現金等額指可隨時轉換成可知數額現金之短期高度流動投資，到期日由投資日起計算，不超過三個月，並扣除須從墊款日起計算三個月內償還之銀行墊款。

3. 營業額

營業額乃售予外間客戶之貨物及向外間客戶售出之證券之已收及應收款項淨額，有關詳情概述如下：

	二零零一年 千港元	二零零零年 千港元
銷售貨品	**3,370,061**	2,600,008
證券買賣	**225,722**	219,990
	3,595,783	2,819,998

4. 其他（開支）收入

其他(開支)收入包括下列各項：

	二零零一年 千港元	二零零零年 千港元
其他投資之未變現(虧損)收益淨額	**(179,490)**	69,091
利息收入	**51,393**	58,941
滙兑收益	**11,257**	–
互聯網服務收入	**10,062**	8,032
顧問服務收入	**5,188**	–
根據營業租約出租之物業之租金收入*	**4,362**	5,079
出售過往年度已經攤銷之物業、機器及設備之收益	**–**	18,014

* 於兩個年度內均無有關租金收入之重大支出。

財務報表附註（續）

截至二零零一年三月三十一日止年度

2. 主要會計準則（續）

融資租約及租購合約資產

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。根據融資租約或租購合約所持有之資產，按購買日之公平價值資本化。出租人或租用人之相應負債(經扣除利息費用)於資產負債表內列作融資租約或租購合約債項。財務費用乃總承擔與訂立融資租約或租購合約時之尚欠本金額之差額，並已按有關租約或合約年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支自收益表扣除。

外幣

採用港幣以外幣值為貨幣單位之交易，最初按交易日或合約結算日之滙率折算。以有關貨幣為單位之貨幣資產及負債，則按結算日之港元滙率再行折算。因兑換而導致之收益及虧損，納入收益表處理。

於綜合賬目時，附屬公司及聯營公司之財務報表若以港幣以外之幣值為單位，均按結算日之港元滙率折算為港元。因綜合賬目而產生之所有滙兑差額均計在儲備賬內。

税項

税項支出乃按本年度之業績將其無須課税或不獲寬減之項目調整後計算。若干收入及支出項目在税務上與財務報表上於不同之會計期間確認，因而引致時差。時差所產生之税務影響以負債法計算，並按在可見將來可能出現之負債或資產於財務報表中列作遞延税項。

營業租約

營業租約之應付租金，以直線法按有關租約年期自收益表扣除。

退休福利計劃供款

自收益表中扣除之退休金成本指於本年度須就本集團之定額退休福利計劃及強制性公積金計劃應付之供款。

財務報表附註（續）

截至二零零一年三月三十一日止年度

2. 主要會計準則（續）

於聯營公司之權益

聯營公司為一間本集團可在其財政及營運決策方面發揮重大影響力之公司。

綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益則以本集團應佔聯營公司之淨資產列賬。

本集團與聯營公司所進行之交易中未實現收益及虧損，本集團已按於有關聯營公司中所佔權益而撇除，除非未實現虧損部份能提出證據顯示轉讓了的資產有減損的情況則例外。

遞延開支

遞延開支指取得指定期間內在零售舖位之陳列櫃位之支出，並在陳列櫃位期間按直線法在收益表中扣除。

證券投資

證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

投資證券(為指定長期策略性目的而持有之證券)於其後報告日期按成本值減暫時性質以外之減值虧損計算入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之收益或虧損淨額。

存貨

存貨按成本值及可變現淨值兩者之較低者列賬。成本包括一切採購成本及(如適用者)改裝成本以及運輸存貨至目前所在地與達致存貨目前狀況所產生之其他成本，一律以加權平均成本法計算。可變現淨值指在日常業務進行中經扣除直至完竣時之估計費用及市場推廣、銷售及分銷所須之費用後之估計售價。

財務報表附註（續）

截至二零零一年三月三十一日止年度

2. 主要會計準則（續）

物業、機器及設備(續)

因資產出售或廢置而產生之收益或虧損乃出售資產之所得款項與賬面值之差額，並於收益表中確認。

當某資產的可收回金額低於其賬面金額，賬面金額就會下調，以反映資產降低的價值。在決定資產的可收回金額時，預計的未來現金流量不會降至資產的現值。

其他物業、機器及設備之折舊及攤銷撥備乃根據其估計使用壽命，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地	按租約年期
樓宇	2.5%-5%
機器及機械	10%-20%
模具	25%-33%
傢具、裝置及器材	10%-33%
汽車	20%-25%

融資租約資產按照與自置資產相同之基準，以其估計使用壽命或有關之財務租約年期(如屬較短者)折舊。

租購合約資產按照與自置資產相同之基準，以其估計使用壽命折舊。

附屬公司投資

附屬公司為一間由本公司直接或間接持有一半以上已發行股本或控制一半以上投票權或由本公司控制其董事會或同等之監管組織之組成之公司。

於附屬公司之投資乃按成本值減該附屬公司之任何非暫時性減值計入本公司之資產負債表。

財務報表附註（續）

截至二零零一年三月三十一日止年度

2. 主要會計準則（續）

商譽（續）

出售於附屬公司及聯營公司之投資時，本集團應佔之尚未攤銷之商譽或之前於儲備撇除或計入之商譽或資本儲備會計算在內，以釐訂出售之所得溢利或虧損。

商標許可證

商標許可證乃按成本值減攤銷及（如需要）永久減值撥備列賬。商標許可證之攤銷乃根據其估計可使用年期按直線法在最多二十年內撇銷其成本。

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售其他投資於有關買賣票據簽訂後確認。

互聯網服務及顧問服務收入於提供服務後確認。

租金收入（包括來自根據營業租約出租之物業事先發出發票收取之租金收入）根據租賃年期按直線法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

物業、機器及設備

物業、機器及設備按成本值或估值減折舊或攤銷列賬。資產成本包括其買價及將該項資產達致其現有工作狀況及地點以供所定用途之任何應佔直接成本。資產投入運作後之支出，如維修保養及大修成本，於支出期間在收益表中扣除。若可明確顯示有關支出致使預期自使用資產而可取得未來經濟效益有所增加，則該項支出會撥作資本，作為資產之額外成本。

本集團採納會計實務準則第17條「物業、機器及設備」第72段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

財務報表附註

截至二零零一年三月三十一日止年度

1. 一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其證券於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及聯營公司之主要業務載於附註第45項。

2. 主要會計準則

此等財務報表乃按原始成本準則擬準，並已按若干物業及證券投資之重估作修訂。

此等財務報表乃按照香港一般接納之會計準則編製，所採用之主要會計準則茲列如下：

綜合基準

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於本年度內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日(以適用者計)於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撇銷。

商譽

商譽指收購附屬公司權益所付購買代價超逾本集團應佔個別資產於收購附屬公司之日之公平價值之數額，並於收購時即時在儲備中撇銷，或若認為適當，以直線法按其不超過二十年之使用經濟壽命撥充資本及攤銷。倘商譽出現永久減值，則尚未攤銷餘額會立刻在收益表撇減至可收回價值。資本儲備，即本集團應佔個別資產淨值於收購附屬公司當日產生之公平價值，較購入代價多出者，將計入儲備。

於收購聯營公司時產生之溢價或折讓乃指收購價超出或低於本集團應佔收購業務當日個別資產之公平價值，其處理方法與以上商譽或資本儲備所述一致。

綜合現金流動表（續）

截至二零零一年三月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資	35		
新增其他貸款		483,946	715,717
發行股份所得款項		381,231	1,472,206
少數股東注資		43,913	–
新增銀行貸款		29,250	193,047
償還其他貸款		(467,710)	(760,709)
償還銀行貸款		(163,747)	(39,364)
購回股份		(15,370)	(85,047)
與發行股份有關之開支		(8,378)	(36,591)
少數股東（還款）墊款		(3,462)	520
償還融資租約及租購合約之承擔		(2,906)	(2,705)
融資所得流入現金淨額		276,767	1,457,074
現金及現金等額（減少）增加		(260,328)	616,712
年初之現金及現金等額		640,520	24,089
滙率變動之影響		1,311	(281)
年終之現金及現金等額		381,503	640,520
現金及現金等額結存分析			
銀行結存及現金		595,967	662,882
原來到期日少於三個月之銀行及其他貸款		(164,651)	–
銀行透支		(49,813)	(22,362)
		381,503	640,520

綜合現金流動表

截至二零零一年三月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營運業務之流入(流出)現金淨值	32	**124,649**	(326,146)
投資回報及融資費用			
繳訖利息及財務費用		**(87,256)**	(63,787)
繳訖股息		**(20,605)**	(18,991)
收取利息		**44,275**	58,941
投資回報及融資費用之流出現金淨額		**(63,586)**	(23,837)
稅項			
退回(繳訖)海外稅項		**1,167**	(3,994)
(繳訖)退回香港利得稅		**(1,057)**	70
退回(繳訖)稅項淨額		**110**	(3,924)
投資業務			
收購投資證券		**(370,615)**	(731,198)
收購聯營公司		**(253,717)**	(20,091)
應收短期貸款		**(163,538)**	(284,306)
購入物業、機器及設備		**(40,649)**	(23,734)
貸款予聯營公司		**(40,000)**	-
收購一間附屬公司之額外股權		**(705)**	(1,194)
應收短期貸款之還款		**106,120**	286,480
出售一間附屬公司部份股權所得款項		**82,366**	54,110
出售附屬公司所得款項	33	**60,000**	195,944
聯營公司之還款		**19,266**	14,113
出售聯營公司部份股權所得款項		**1,315**	30,972
出售聯營公司所得款項		**1,257**	-
出售物業、機器及設備所得款項		**632**	1,611
向一間聯營公司投入之額外資金		**-**	(10,049)
收購附屬公司	34	**-**	887
投資業務之流出現金淨額		**(598,268)**	(486,455)
融資前之流出現金淨額		**(537,095)**	(840,362)

綜合收益及虧損確認表

截至二零零一年三月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
滙兑海外業務款項時所產生 但未於綜合收益表確認之滙兑差額	(8,628)	559
應佔聯營公司收購後外幣兑換儲備	(16)	–
本年度(虧損)溢利	(252,825)	258,313
已確認(虧損)收益總額	(261,469)	258,872
收購附屬公司及聯營公司時所產生之商譽	(467,568)	(452,987)
應佔聯營公司收購後資本儲備	(2,293)	429
	(731,330)	(193,686)

資產負債表

於二零零一年三月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
附屬公司權益	16	**2,666,033**	2,580,570
流動資產			
貿易及其他應收款項		**2,980**	6,532
證券投資	18	**22,089**	97,188
應收短期貸款		**10,000**	–
銀行結存及現金		**239,558**	392,728
		274,627	496,448
流動負債			
貿易及其他應付款項		**27,177**	48,401
擬派股息		**9,647**	9,886
借款－一年內到期	24	**225,581**	175,099
可換股票據	25	**385,900**	–
		648,305	233,386
流動(負債)資產淨額		**(373,678)**	263,062
		2,292,355	2,843,632
資本及儲備			
股本	27	**160,780**	96,728
儲備	30	**1,998,866**	2,203,750
		2,159,646	2,300,478
非流動負債			
應付附屬公司款項	16	**25,622**	69,072
借款－一年後到期	24	**107,087**	88,182
可換股票據	25	**–**	385,900
		132,709	543,154
		2,292,355	2,843,632

陳國強博士
主席

Yap, Allan先生
董事總經理

綜合資產負債表（續）

於二零零一年三月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資本及儲備			
股本	27	**160,780**	96,728
儲備	30	**1,998,866**	2,203,750
		2,159,646	2,300,478
少數股東權益		**182,623**	94,873
非流動負債			
借款－一年後到期	24	**116,093**	88,182
可換股票據	25	**–**	385,900
融資租約及租購合約承擔－一年後到期	26	**3,144**	6,216
應付少數股東款項	31	**2,671**	6,133
		121,908	486,431
		2,464,177	2,881,782

董事會已於二零零一年七月二十日批准第31頁至第81頁之財務報表，並由以下董事代表簽署：

陳國強博士
主席

Yap, Allan先生
董事總經理

綜合資產負債表

於二零零一年三月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、機器及設備	14	**105,547**	82,642
無形資產	15	**166,959**	178,368
聯營公司權益	17	**192,934**	180,265
證券投資	18	**1,230,782**	766,518
遞延開支	19	**–**	6,022
其他應收款項－一年後到期	20	**129,779**	–
		1,826,001	1,213,815
流動資產			
存貨	21	**257,638**	396,099
貿易及其他應收款項	22	**796,642**	728,728
證券投資	18	**779,280**	575,240
應收短期貸款		**138,906**	89,581
應收孖展貸款		**119,204**	180,915
應收票據		**–**	4,606
可退回稅項		**387**	1,497
銀行結存及現金		**595,967**	662,882
		2,688,024	2,639,548
流動負債			
貿易及其他應付款項	23	**682,078**	348,682
應付孖展貸款		**24,407**	78,429
應付票據		**27,372**	1,513
稅項		**23,233**	5,276
擬派股息		**9,647**	9,886
借款－一年內到期	24	**844,211**	502,896
可換股票據	25	**385,900**	–
融資租約及租購合約承擔－一年內到期	26	**3,187**	2,537
銀行透支		**49,813**	22,362
		2,049,848	971,581
流動資產淨值		**638,176**	1,667,967
		2,464,177	2,881,782

綜合收益表

截至二零零一年三月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	3	**3,595,783**	2,819,998
銷售成本		**(2,952,453)**	(2,258,713)
毛利		**643,330**	561,285
其他(開支)收入	4	**(84,445)**	178,682
分銷成本		**(408,409)**	(320,963)
行政開支		**(256,522)**	(250,648)
經營(虧損)溢利	5	**(106,046)**	168,356
財務費用	6	**(111,362)**	(63,787)
應佔聯營公司業績		**(30,072)**	(34,386)
投資證券之耗蝕虧損		**(208,720)**	–
出售附屬公司及聯營公司之收益淨額	7	**218,611**	199,565
除税前(虧損)溢利		**(237,589)**	269,748
税項	10	**22,871**	3,074
未計少數股東權益前(虧損)溢利		**(260,460)**	266,674
少數股東權益		**(7,635)**	8,361
本年度(虧損)溢利	11	**(252,825)**	258,313
股息	12	**20,366**	16,600
每股(虧損)盈利	13		
基本		**(5.73港仙)**	9.16港仙
攤薄		**不適用**	8.40港仙

核數師報告

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致錦興集團有限公司股東

(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第31頁至第81頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表作出獨立意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司與 貴集團的具體情況及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見提供合理的基礎。

意見

本行認為上述的財務報表足以真實與公平地反映 貴公司與 貴集團於二零零一年三月三十一日的財務狀況及 貴集團截至該日止年度之虧損及現金流動情況，並按照香港公司條例的披露規定而妥善編製。

德勤•關黃陳方會計師行

執業會計師

香港，二零零一年七月二十日


MEMOREX

運籌帷幄，眾志成城...

錦興員工團結一致，努力不懈，為股東謀求最大利益。透過應用企業原則、多元化發展業務權益及致力管理風險，錦興各員工為股東竭誠服務。董事會與高層管理人員忠心耿耿，對於集團長久以來的業務成功，起重要的作用。吾等對努力之成果感到驕傲，並展望憑著所採取之策略，繼續保持佳績。



董事會報告（續）

公司管治

本公司於截至二零零一年三月三十一日止年度一直遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在本公司之股東週年大會上輪值告退並膺選連任。

審核委員會

審核委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報表事宜進行磋商，其中包括審閱經審核之全年財務資料。

核數師

董事會將於本公司之股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

董事會代表

主席

陳國強博士

香港，二零零一年七月二十日

董事會報告（續）

主要客戶及供應商

於截至二零零一年三月三十一日止年度：

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之31.8%及58.0%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額（不包括屬資本性質之貨品採購）之40.6%及71.3%。

據董事會所知，各董事、彼等之聯繫人士或任何擁有本公司股本多於5%之股東概無於本集團之五大客戶或供應商擁有任何權益。

購回、出售或贖回本公司之上市證券

於本年度，本公司在聯交所合共購回21,226,000股股份，有關詳情如下：

		每股價格		已付總代價
購回月份	購回股份數目	最高價	最低價	（包括開支）
		港元	港元	千港元
二零零零年四月	14,434,000	1.00	0.50	11,538
二零零零年五月	1,792,000	0.49	0.48	879
二零零零年六月	5,000,000	0.60	0.57	2,953

上述股份於購回時已予以註銷，而本公司之已發行股本亦已相應減去該等股份之面值。於購回股份時須予支付之溢價已於股份溢價賬中扣除。

除上文所披露者外，本公司或其任何附屬公司於本年度概無購回、贖回或出售本公司任何上市證券。

優先購買權

本公司之公司細則或百慕達法律並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

董事會報告（續）

主要股東

按本公司依據披露權益條例第16(1)條規定記存之主要股東登記冊顯示，於二零零一年三月三十一日，下列股東持有本公司已發行股本10%或以上之權益：

股東名稱	所持股份數目 直接權益	所持股份數目 應計權益	持股百分比
			%
陳國強	–	1,751,624,504	27.24
Chinaview	–	1,751,624,504	27.24
Galaxyway Investments Limited（「Galaxyway」）	–	1,751,624,504	27.24
德祥企業	–	1,751,624,504	27.24
ITC Investment Holdings Limited（「ITC Investment」）	–	1,751,624,504	27.24
Mankar Assets Limited（「Mankar」）	–	1,751,624,504	27.24
其威投資有限公司（「其威」）	1,751,624,504	–	27.24

附註： (1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之1,751,624,504股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳國強博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳國強博士均被視為擁有由其威持有之1,751,624,504股股份之權益。

除上文所披露者外，於二零零一年三月三十一日，本公司並不知悉任何其他佔本公司已發行股本10%或以上之權益。

退休福利計劃

本集團之退休福利計劃詳情，載於財務報表附註第41項。

董事會報告（續）

董事於競爭業務之權益（續）

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
葉德銓	長實（附註）	生產、分銷及推廣數據儲存媒體	執行董事
	長實（附註）	分銷及推廣電腦配件、電訊設備配件及相關產品	執行董事
	長實（附註）	證券買賣	執行董事
	長實（附註）	電子商貿及一般資料入門網站	執行董事

附註： 該等業務可能透過其附屬公司，聯營公司或以其他投資形式進行。

除上文所披露者及本公司之業務外，概無董事擁有與本公司業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

董事之重大合約權益

於本年終或本年內任何時間，本公司或其任何附屬公司均無訂立任何本公司董事直接或間接擁有重大權益之重大合約。

董事會報告（續）

董事於競爭業務之權益（續）

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
	長江基建集團有限公司（「長江基建」）（附註）	證券投資	長江基建之副主席
	和黃（附註）	電子商貿計劃及一般資料入門網站之操作	和黃之集團董事總經理
	長實（附註）	資訊科技、電子商貿及新科技	長實之非執行董事
	長江基建（附註）	資訊科技、電子商貿及新科技	長江基建之副主席
	光亞科技有限公司	固網寬頻通訊服務、無線通訊服務、互聯網方案服務及電子商貿、於亞洲提供視像、數據、話聲及有關互聯網之服務	非執行董事
	中策集團有限公司	B2B電子商貿業務	非執行董事（已於二零零零年十二月二十一日辭任）
	ICG Asia Limited	B2B電子商貿業務	非執行董事

董事會報告（續）

董事於競爭業務之權益

於二零零一年三月三十一日，根據上市規則第8.10條本公司董事於競爭業務之須予披露權益如下：

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
陳國強	新世界數碼基地有限公司	透過其全資附屬公司提供一站式電子商務解決方案，包括網頁設計及發展	董事
	STAREASTnet (BVI) Limited, 為東魅網之全資附屬公司	提供資訊科技顧問服務	董事
霍建寧	長江實業（集團）有限公司（「長實」）（附註）	生產、分銷及推廣數據儲存媒體	長實之非執行董事
	長實（附註）	銷售及分銷電腦配件與儲存媒體、驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件	長實之非執行董事
	和記黃埔有限公司（「和黃」）（附註）	財務及投資	和黃之集團總經理
	長實（附註）	證券投資	長實之非執行董事

董事會報告（續）

董事之證券權益（續）

(b) 購股權(續)

附註：

(1) 每股行使價及因行使購股權將予發行之股份數目已就年內進行之供股事項作出調整。

(2) 授出購股權之行使期間如下：

(a) 於一九九六年五月二十二日授出之購股權可於一九九六年五月二十二日至二零零零年五月三十日期間內任何時間予以行使。

(b) 於二零零零年一月二十七日授出之購股權可於二零零零年一月二十七日至二零零一年十一月二十七日期間內任何時間予以行使。

(c) 於二零零零年八月十四日授出之購股權可於二零零零年八月十四日至二零零一年十一月二十七日期間內任何時間予以行使。

(3) 根據本公司之購股權計劃，每位董事就每次獲授之購股權所支付之現金代價為 1.00港元。

購股權計劃詳情載於財務報表附註第29項。

除上文所披露者外，根據披露權益條例第29條規定本公司記存之登記冊所記錄，或根據上市規則所訂上市公司董事進行證券交易之標準守則須向本公司及聯交所申報者，本公司各董事於二零零一年三月三十一日概無在本公司或其任何聯繫公司(依據披露權益條例之定義)之任何證券中擁有任何個人、家族、公司或其他權益，而各董事或其配偶或未滿十八歲之子女亦無擁有可認購本公司證券之權利，亦無行使任何該等權利。

購買股份或債券之安排

除上文所披露者外，本公司或其任何附屬公司於年內任何時間概無參與訂立任何安排，致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

董事會報告（續）

董事之證券權益（續）

(b) 購股權

本公司授予其董事可認購本公司普通股之購股權於年內之變動詳情如下：

董事姓名	授出日期	供股前之每股行使價（附註1）港元	供股後之每股行使價（附註1）港元	在購股權行使時將予發行之普通股數目：於二零零零年四月一日之結餘	年內已行使	年內已授出	就供股作出調整（附註1）	於二零零一年三月三十一日之結餘	附註
陳國強	1.27.2000	1.064	0.709	50,000,000	-	-	25,000,000	75,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	9,000,000	4,500,000	13,500,000	2(c)
Yap, Allan	5.22.1996	0.360	-	36,000,000	(36,000,000)	-	-	-	2(a)
	1.27.2000	1.064	0.709	42,000,000	-	-	21,000,000	63,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	17,000,000	8,500,000	25,500,000	2(c)
陳國鴻	5.22.1996	0.360	-	32,400,000	(32,400,000)	-	-	-	2(a)
	1.27.2000	1.064	0.709	10,000,000	-	-	5,000,000	15,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	10,000,000	5,000,000	15,000,000	2(c)
張國華	5.22.1996	0.360	-	9,000,000	(9,000,000)	-	-	-	2(a)
袁天凡	1.27.2000	1.064	0.709	12,000,000	-	-	6,000,000	18,000,000	2(b)
	8.14.2000	0.402	0.268	-	-	6,000,000	3,000,000	9,000,000	2(c)
馬時亨	1.27.2000	1.064	0.709	5,000,000	-	-	2,500,000	7,500,000	2(b)
	8.14.2000	0.402	0.268	-	-	5,000,000	2,500,000	7,500,000	2(c)
曾令嘉	8.14.2000	0.402	0.268	-	-	1,000,000	500,000	1,500,000	2(c)

董事會報告（續）

董事之服務合約

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂有不可於一年內毋須支付補償（法定賠償除外）而終止之服務合約。

董事之證券權益

於二零零一年三月三十一日，本公司各董事持有本公司及其聯繫公司（依據證券（披露權益）條例（「披露權益條例」）之定義）之證券權益而記錄於披露權益條例第29條規定本公司記存之登記冊，或依據聯交所證券上市規則（「上市規則」）所訂上市公司董事進行證券交易之標準守則而向本公司及聯交所申報者如下：

(a) 普通股、認股權證及可換股票據

董事姓名	權益性質	所持股份數目	所持認股權證數額	可換股票據之本金額
			港元	港元
陳國強（附註1）	公司	1,751,624,504	70,226,716.14	385,900,000.00（附註2）

附註：

(1) 陳國強博士因在Chinaview International Limited（「Chinaview」）擁有權益，而被視為擁有本公司1,751,624,504股股份，價值70,226,716.14港元之認股權證及本金額385,900,000.00港元之可換股票據之公司權益。該等權益已在下文「主要股東」一節詳述及與該等權益重覆。

(2) 德祥企業集團有限公司（「德祥企業」）擁有本公司本金額為385,900,000.00港元之可換股票據。該可換股票據可由發行日期起計兩年（即二零零零年一月十一日至二零零二年一月十一日）隨時予以兑換。假設該可換股票據按每股1.09港元之換股價（可予調整）全面兑換，則會向德祥企業或其所指定之人士發行合共354,036,697股新股份。根據披露權益條例第8條，陳國強博士被視為擁有該可換股票據之權益。

董事會報告（續）

購股權

本公司特為僱員而設之購股權計劃詳情載於財務報表附註第29項。

可換股票據

本公司之可換股票據詳情載於財務報表附註第25項。

借貸

須於一年內或接獲通知時償還之銀行及其他貸款、融資租約及租購合約承擔，已分類為流動負債。銀行及其他貸款償還分析，以及融資租約及租購合約承擔分析，則分別載於財務報表附註第24及26項。

本年度本集團並無將任何利息資本化。

董事

於本年度及截至本年報刊發之日，本公司各董事之姓名如下：

執行董事：

陳國強博士 *(主席)*
Yap, Allan先生 *(董事總經理)*
陳國鴻先生
張國華先生

非執行董事：

霍建寧先生
袁天凡先生*
葉德銓先生
馬時亨先生*
曾令嘉先生*
張漢傑先生

* *獨立非執行董事*

依據本公司之公司細則第87條，袁天凡先生及葉德銓先生依章告退，惟願意膺選連任。

非執行董事須依據上述本公司之公司細則條款輪值告退。

董事會報告（續）

財務摘要

本集團截至二零零一年三月三十一日止五個年度各年之業績、資產與負債之摘要，載於本年報第82頁。

物業、機器及設備

本集團於本年度動用約41,000,000港元購買物業、機器及設備，以擴展本集團之業務。有關此項及本集團本年度物業、機器及設備之其他變動詳情載於財務報表附註第14項。

股本

於二零零一年一月十六日，本公司宣佈以供股方式（「供股」），按每股供股股份0.16港元之價格，配發不少於2,143,725,363股供股股份（「供股股份」），基準為合資格股東於二零零一年二月九日凡持有股份2股可獲配發供股股份1股，須於接納時繳足。供股股份佔本公司當時現有股本50%及佔本公司因發行供股股份而擴大之已發行股本約33%。供股股份在配發及繳足後，在各方面將與當時之現有股份享有同等權益。所得收入淨額約為334,000,000港元，其中約220,000,000港元已用以削減本集團之借款，包括短期借款及銀行貸款，而餘額114,000,000港元已作為一般營運資金。供股已於二零零一年二月二十六日截止。按每股認購價0.16港元之價格配發合共2,143,726,763股供股股份。有關供股之詳情已在本公司於二零零一年一月十六日、二零零一年二月九日及二零零一年二月二十六日刊發之公佈及於二零零一年二月九日刊發之通函中披露。

於本年內，本公司透過聯交所購回其若干股份，有關詳情載於下文「購回、出售或贖回本公司之上市證券」一節中。董事認為，上述之股份購回將可提高本公司股份之每股價值。

該等股本變動及本公司本年度其他股本變動詳情，載於財務報表附註第27項。

認股權證

在本公司於二零零零年九月二十六日舉行之股東特別大會上，本公司之股東批准派送紅利認股權證（「2002認股權證」）予於二零零零年九月二十六日名列本公司股東名冊之股東（惟於二零零零年九月二十六日在本公司股東名冊上所示地址為香港以外地區之股東除外），基準為於該日期每持有本公司現有股份5股可獲派一份2002認股權證。2002認股權證賦予其持有人權利，由發行日期二零零零年十月四日起至二零零二年四月三日（首尾兩日包括在內）止隨時可以每股0.42港元之初步認購價以現金認購本公司股本中之新股份一股。認股權證之認購價由二零零一年二月十二日起已就年內進行之供股事項調整至每股0.36港元（可予調整）。

本公司本年度之認股權證變動詳情載於財務報表附註第28項。

董事會報告

董事會謹向各股東提呈有關本公司及本集團業務狀況之年報及截至二零零一年三月三十一日止年度之經審核財務報表。

主要業務

本集團主要從事生產、銷售及分銷資料儲存媒體(主要為電腦磁碟、一次收錄光碟及可重寫光碟),以及銷售及分銷電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、網絡及網絡相關業務與其他業務上作策略性投資,本公司則為投資控股公司。

附屬公司及聯營公司

本公司於二零零一年三月三十一日之主要附屬公司及本集團之主要聯營公司之詳情,載於財務報表附註第45項。

業績

本集團本年度之業績詳情載於本年報第31頁之綜合收益表。

股息

本年度已派發中期股息每股0.17港仙(二零零零年:每股0.17港仙,已就於二零零零年一月五日進行之股份拆細作出調整)已就本公司於二零零一年二月進行之供股之影響作出調整。董事會已建議派發末期股息每股0.15港仙(二零零零年:每股0.17港仙,已就本公司於二零零一年二月進行之供股作出調整)予於二零零一年八月二十一日(星期二)名列本公司股東名冊之股東。待股東於應屆股東週年大會上批准後,股息單將約於二零零一年九月二十日(星期四)以現金派發,而股東可就全部或部份股息選擇收取本公司每股面值0.025港元之股份(「新股份」)以代替現金(「以股代息計劃」)。新股份之數目將按照本公司股份於二零零一年八月十五日(星期三)至二零零一年八月二十一日(星期二)連續五個交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價計算。一份載有以股代息計劃詳情之通函連同一份選擇表格將於二零零一年八月二十一日(星期二)寄發予各股東。以股代息計劃須待聯交所批准將予發行之新股份上市及買賣後,方可作實。

擬派發之末期股息每股0.15港仙反映出董事對本公司之前景抱持樂觀態度。

儲備

本集團及本公司本年度之儲備變動詳情載於財務報表附註第30項。



雄踞全球，無與倫比...

本集團成功之一個主要因素為其躋身全球各地市場之能力。本集團之投資組合包括一些在物業投資、酒店營運、輪胎製造、證券經紀及報紙業方面具豐富經驗之公司。透過投資於各行業而作出平衡，本集團已提高了其全球性的領導地位及保持競爭力。股東之利益？多元化的市場會帶來更大之保障、穩定性及溢利。



董事及高層管理人員簡歷（續）

葉德銓先生，49歲，一九九五年十一月獲委任為非執行董事。彼持有工商管理碩士學位及經濟學士學位。葉先生為長江實業（集團）有限公司及長江基建集團有限公司之執行董事及TOM.COM LIMITED之非執行董事。

馬時亨先生，49歲，一九九六年五月獲委任為獨立非執行董事。彼為電訊盈科有限公司之執行董事及執行委員會成員。彼持有香港大學文學士學位。馬先生目前出任多項公共事務之職位，包括香港交易所創業板上市委員會委員、證券及期貨事務監察收購及合併委員會委員，以及香港特別行政區政府地產代理監察局之委員。

曾令嘉先生，37歲，於二零零零年八月獲委任為獨立非執行董事。彼為香港執業律師及姚黎李律師行之合夥人。彼並取得英格蘭及威爾斯、新加坡、新南威爾斯、昆士蘭及澳洲首都省之執業律師資格。彼亦為多家於香港聯合交易所有限公司上市之公司之非執行董事。

張漢傑先生，47歲，於二零零零年七月起擔任本公司之非執行董事。彼於地產發展、物業業務及企業財務方面擁有逾二十三年經驗。張先生於倫敦大學畢業並持有文學士學位，彼曾於香港多間物業發展公司工作。彼現為德祥企業集團有限公司、亞細安資源控股有限公司、百江燃氣控股有限公司及Cyber日報（控股）有限公司等上市公司之董事。

高層管理人員

呂兆泉先生，45歲，彼為專業會計師，並為本公司財務總監。呂先生曾任職一家國際會計師行逾十一年，並曾在多間私人及上市公司擔任財務方面之高職。彼於一九九五年十一月加入本公司。呂先生為Yap, Allan先生在中策集團有限公司之替任董事。

Law, Dorothy女士，31歲，於一九九七年十一月獲委任為本公司之公司律師。彼亦為Burcon NutraScience Corporation（「Burcon」）（一間加拿大上市公司）之董事。彼持有英屬哥倫比亞大學商業學士及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，彼亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，彼於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

甘瑤斯女士，35歲，於二零零零年四月獲委任為公司秘書。彼為特許公司秘書，並持有北京大學法律學士學位。彼於公司秘書專業擁有逾十年經驗。彼於一九九六年八月加入本公司。

董事及高層管理人員簡歷

董事

陳國強博士，46歲，於一九九五年十一月獲委任為董事總經理。於二零零零年十一月彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼持有法律榮譽博士學位及土木工程學士學位。陳博士為德祥企業集團有限公司、保華德祥建築集團有限公司及China Enterprises Limited(其股份於紐約證券交易所上市)之主席，以及中策集團有限公司之主席兼行政總裁，及新世界數碼基地有限公司之董事。彼亦為Downer EDI Limited(其股份於澳洲證券交易所上市)之非執行董事。

Yap, Allan先生，45歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為本公司之董事總經理，彼在金融、投資及銀行業務方面積逾十九年經驗。Yap, Allan先生為德祥企業集團有限公司及PacificNet.com, Inc.之執行董事、中策集團有限公司及Oxford Properties Group Inc.之副主席。彼亦為Burcon NutraScience Corporation之主席及行政總裁。Oxford Properties Group Inc.及 Burcon NutraScience Corporation均為在加拿大之上市公司。

陳國鴻先生，42歲，一九九五年十二月獲委任為執行董事。彼持有文學文憑，在中國貿易方面積逾十七年經驗。彼亦為中國置地集團有限公司之主席及德祥企業集團有限公司之執行董事。彼亦為陳國強博士在中策集團有限公司之替任董事。陳國鴻先生為本公司主席陳博士之弟。

張國華先生，44歲，一九九六年五月加入本公司，出任執行董事。彼持有都柏林國立大學民事法學士學位。加入本公司之前，彼曾在本港一家國際商人銀行擔任董事逾七年。彼為本港律師，在法律及商人銀行界積逾十一年經驗。彼亦為德祥企業集團有限公司之執行董事及成報傳媒集團有限公司之副主席兼董事總經理。

霍建寧先生，49歲，一九九二年獲委任為非執行董事。彼為和記黃埔有限公司之集團董事總經理。彼亦為Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd之主席及Husky Energy Inc之聯席主席。彼亦是長江基建集團有限公司及香港電燈集團有限公司的副主席及長江實業(集團)有限公司及VoiceStream Wireless Corporation之董事。彼持有文學學士學位，且為澳洲特許會計師協會會員。

袁天凡先生，48歲，一九九六年一月加入本公司，出任獨立非執行董事，並於一九九六年二月獲委任為本公司之主席。於二零零零年十一月，彼辭任本公司主席之職，惟仍繼續留任本公司之獨立非執行董事。袁先生持有芝加哥大學經濟學士學位，現為盈科拓展集團之副主席。一九八八年至一九九一年，彼曾任聯交所行政總裁，在香港及遠東地區之投資銀行及商界具有豐富經驗。袁先生亦為香港多間上市公司之非執行董事。

洞燭先機，科技為本...

本集團一向着重未來的發展，在明日科技方面，如寬頻基本建設、光纖、衛星通訊及互聯網等作出投資。在選擇投資時，本集團採用一套公正的基本原則去選擇具有實質潛力之公司，以起領導作用。本集團投資組合內之公司，均具有周詳的業務計劃、尖端的科技及傑出的管理隊伍。



主席報告（續）

展望

二零零零至二零零一財政年度為本集團之另一穩定增長年。在貿易業務方面，本集團在收入及市場佔有率兩方面均有穩定的回報。透過不斷的努力以在新產品及地域市場爭取穩固之立足點，預期可在進一步開拓全球市場之目標上邁進一大步。

於本年度內，全球金融市場繼續反覆。互聯網公司股價急速下跌顯示投資者對該等公司之信心減少。此一全球性現象雖然令人沮喪，但卻非預料之外。縱使吾等不能肯定此一淘汰過程會持續多久，但可以肯定的是此一市場動力將帶來汰弱留強之結果。

一如其他投資者般，錦興亦受此股市調整所影響。在本年度內，本集團在股份投資方面出現若干虧損，並已作出撥備。雖則引起虧損，錦興仍繼續支持其在高科技行業方面之大部份投資。本集團一向認為通訊會持續成為於全球經濟中達致業務成功之要素。有見及此，本集團在高科技戰場上之核心投資已橫跨寬頻基建、光纖及衛星通訊等業務。吾等相信此等科技為互聯網之主要骨幹及可提供有效之全球通訊，因此在日後將可抵禦市場波動。

在過往數年，本集團仍奉行多元化投資之管理哲學。雖然吾等曾投資在新經濟上，但亦有包括傳統業務以平衡投資組合。在本年度內，本集團對中策(為一控股公司，其附屬公司已在世界各地建立多元化的業務基礎)作出重大投資。多年來，中策亦已成功在中國取得鞏固地位。雖然中國經濟有待開發，但隨着中國快將加入世界貿易組織，預期中國經濟會有迅速增長。吾等相信本公司在中策之投資具龐大潛力，長遠來說，能為本集團帶來裨益。展望未來，本集團將開拓及尋求其他可令吾等之投資組合增值之投資機會。

來年，本公司將繼續竭誠為本集團及其股東爭取更大的回報。吾等謹對股東之不斷支持及對本公司與管理層之信賴致以深切謝意。最後，本人謹對董事會全人及管理層為建造一個更強大的錦興所不斷付出的努力，致以衷心感謝。此外，吾等已準備就緒，迎接日後之挑戰及商機。

主席
陳國強博士

香港，二零零一年七月二十日

主席報告（續）

其他事項

派送紅利認股權證

在本公司於二零零零年九月二十六日舉行之股東特別大會上，股東批准(其中包括)派送紅利認股權證(「派送紅利認股權證」)。根據派送紅利認股權證之條款，認股權證按於二零零零年九月二十六日名列本公司香港股東名冊之股東(惟於二零零零年九月在本公司股東名冊上所示地址為香港以外地區之股東除外)每持有本公司現有股份5股可獲派一份認股權證(「認股權證」)之基準予以發行。每份認股權證經以0.42港元認購權之單位發行，由發行日期起至二零零二年四月三日(該日包括在內)止隨時可以每股0.42港元之初步認購價(可予調整)以現金認購本公司之新股份。在二零零一年二月之供股完成後(如下文所述)，認股權證之認購價已調整至每股0.36港元。

有關派送紅利認股權證及調整認購價之詳情已在本公司於二零零零年九月九日刊發之通函及於二零零一年二月九日刊發之公佈中披露。

供股

於二零零一年一月十六日，本公司宣佈以供股方式(「供股」)，按每股供股股份0.16港元之價格，配發不少於2,143,725,363股供股股份(「供股股份」)，比例為合資格股東於二零零一年二月九日凡持有股份2股可獲配發供股股份1股，須於接納時繳足。供股股份佔本公司當時現有股本50%及佔本公司因發行供股股份而擴大之已發行股本約33%。繳足供股股份之持有人有權收取在配發供股股份日期後所宣佈、作出或派發之一切未來股息及分派。供股股份在配發及繳足後，在各方面將與當時之現有股份享有同等權益。所得收入淨額約為334,000,000港元，其中約220,000,000港元已用以削減本集團之借款(包括短期借款及銀行貸款)，而餘額114,000,000港元已作為一般營運資金。供股已於二零零一年二月二十六日截止。已收到合共299份根據供股獲暫定配發供股股份之有效接納，認購合共1,764,664,077股供股股份及收到97份額外供股股份之有效申請，認購合共431,708,997股供股股份。因此，供股獲認購約1.02倍。於二零零一年二月二十六日，合共配發2,143,726,763股供股股份。

有關供股之詳情已在本公司於二零零一年一月十六日、二零零一年二月九日及二零零一年二月二十六日刊發之公佈及於二零零一年二月九日刊發之通函中披露。

新公司徽號

本集團欣然宣佈已採取新公司徽號，旨在更正確反映本集團之業務目標。該徽號包含一個圓形圖案、一隻高瞻遠望的眼睛及「VISIONS AHEAD」字樣。圓形圖案代表本集團致力發展全球市場；一隻高瞻遠望的眼睛標誌着本集團努力尋求新的商機及提高股東之回報。至於「VISIONS AHEAD」則代表了這個放眼世界尋找新商機的宗旨。

主席報告（續）

收購及出售（續）

收購中策集團有限公司之權益

根據多份於二零零零年九月二十六日及二零零零年九月二十八日訂立之協議後，本公司透過其全資附屬公司以總代價643,500,000港元收購中策約17.45%權益。該代價經以現金約321,800,000港元及發行合共約321,800,000港元之六個月附息承付票據兩種方式支付，而承付票據已於二零零一年四月悉數償還。

中策為一間在聯交所上市之投資控股公司。中策持有多項在香港、美國及澳洲上市之投資。中策及其附屬公司主要從事輪胎製造、物業發展及投資、基建投資及傳媒投資等業務。

有關此項收購之進一步詳情載於本公司在二零零零年十月二十日刊發之通函內。

出售在Memtek International Inc.之若干權益

於二零零一年二月十六日，本公司透過其附屬公司與一名獨立第三者簽訂一項協議；據此，本公司以24,000,000美元之代價向該名獨立第三者出售在Memtek International Inc.（「MII」）之9.9%權益。同日，本公司透過其附屬公司亦與另一名獨立第三者訂立第二項協議；據此，本公司將以12,000,000美元之代價向該名第三者出售在MII之5%權益。

MII為本集團光學媒體產品及電腦有關產品與配件之全球銷售、市場推廣及分銷網絡之控股公司。本公司經已出售MII 14.9%股本權益予本公司業務上有策略性聯盟之投資者，本公司亦相信彼等將會持有該等股份作長期投資。處身於競爭劇烈行業中，本集團相信配售股份予策略性投資者將對本集團之貿易業務有若干利益。藉着與該等策略性投資者合作，本集團預期可與每位供應商保持及建立更強之聯繫、拓展業務渠道及市場，藉以增加本集團在業內之競爭力。

主席報告（續）

業務及業務運作回顧（續）

貿易業務（續）

本集團去年在歐洲之成績亦大放異彩，雖然歐洲市場光學媒體供應過剩，但本集團仍能在此地區取得強勁的收入增長。隨着本集團在多個主要的歐洲市場進一步為人所熟識，*Memorex®*品牌名稱背後所代表之質素再一次被證實為有效之市場拓展工具。本集團現時為英國可錄光碟媒體之市場翹楚，並於法國市場穩佔第二位；在其他市場之受歡迎程度亦與日俱增，其中尤以德國及西班牙市場為然。

於本年度內，本集團藉在MTV贊助廣告計劃，而推出一個大型之全歐洲市場拓展項目。除透過廣播作廣泛宣傳外，*Memorex®*品牌亦在MTV Europe一個最具份量之節目－「MTV European Top 20」音樂流行榜中亮相。透過此一活動之曝光率，預期可在歐洲市場進一步鞏固*Memorex®*品牌。除建立起品牌知名度外，歐洲業務之整體效率亦有所改善。本集團不但將貨倉調遷以減省運貨時間，更採用了SAP之先進軟件，該軟件應可在日後為整體歐洲業務帶來顯著之節省成本效益。

來年，本集團之歐洲部門將會進一步加強其管理隊伍之實力，以提高本集團產品在其他地區，包括中東及斯堪的納維亞半島等之市場知名度。

收購及出售

收購Gentwin Investment Ltd.之權益

根據於二零零零年九月十八日訂立之買賣協議，本集團收購Gentwin Investment Ltd.已發行股本25%，即佔AVS之20%間接權益。本集團就此項收購事項支付之代價為160,000,000港元，透過發行本公司333,333,333股新股份之方式支付。連同前次於二零零零年七月所收購之Fortune Centre Ltd.約47.6%權益，本集團合共擁有AVS 40%之實際權益。

AVS及其附屬公司之主要業務為在中華人民共和國（「中國」）開發及提供衛星寬頻網絡服務。AVS一間全資附屬公司獲一間經營衛星業務之公司授予使用衛星之權利為期十三年，截至二零一三年五月三十日止屆滿。AVS目前在中國多個縣市建立提供衛星寬頻互聯網服務公司，預期可於二零零一年下半年度推出其互聯網服務。AVS亦正在北京及廣州經營數據中心，可望於二零零一年第三季開展其上海數據中心業務。

主席報告（續）

業績及財務回顧（續）

資本與負債比率

於二零零一年三月三十一日扣除現金後之借款(大部份按倫敦銀行同業拆息率／香港銀行同業拆息率或最優惠利率基準計息)佔有形資產淨值之40.6%(二零零零年：16.6%)。

或然負債

本集團於二零零一年三月三十一日就被投資公司之信貸額及租賃及租購承擔而向一間銀行及財務機構提供之擔保須承擔之或然負債總額為15,700,000港元(二零零零年：20,400,000港元)。

業務及業務運作回顧

貿易業務

於本年度內，透過增加各種產品之銷售及市場佔有率，本集團持續在其核心*Memorex®*及*Dysan®*品牌業務上有超卓的表現。根據Santa Clara Consulting Group之報告，*Memorex®*品牌之一次收錄光碟媒體已憑着取得全球最大之市場佔有率而成為市場之領導者。可重寫光碟部份，*Memorex®*亦已取得全球第二大之市場佔有率。

在美國，本集團之努力再一次獲得豐富的成果。*Memorex®*品牌之光學媒體佔美國一次收錄光碟市場之32%、可重寫光碟市場之30%及一次收錄音樂光碟媒體市場之54%，仍然保持市場佔有率之第一位。以單位銷量計算，約售出光學媒體380,000,000個，相比一九九九至二零零零財政年度售出的約85,000,000個，有345%之增長。在此方面之收入則約達141,000,000美元，相比一九九九至二零零零財政年度約77,300,000美元之收入，增加82%。基於整體光學媒體市場價格之迅速下跌，因此按比例計算，收入並無按單位銷量之增長率上升。然而，本集團預期來年收入及單位銷量之增長將保持穩定。

於本年度內，本集團於二零零零年十一月在美國內華達州拉斯維加斯舉行之COMDEX展覽會上為CompactFlash™ memory cards(快閃記憶咭)展開市場推廣計劃。自始，本集團在美國快閃記憶咭市場之地位便透過在K-Mart、Comp-USA及Staples等主要零售商進行的銷售而不斷擴大，本集團並於第四季在美國推出DVD可錄媒體。由於DVD碟機及錄影機在美國日趨普遍，消費者對DVD可錄媒體之需求亦將會增加。本集團擬將其在光學媒體之有效市場推廣策略應用到此項新產品系列，藉以在DVD媒體部份，取得正面的市場滲透率。

另外，商業部門已於本年度在美國成功設立，本集團鋭意利用此項新市場拓展渠道，在商業對商業市場為本集團帶來更多收入。

主席報告

於二零零零至二零零一年度，本公司在貿易業務及投資組合規模兩方面均有正面增長。本人謹向各股東提呈錦興集團有限公司於二零零零至二零零一年度之報告。

業績及財務回顧

業績

截至二零零一年三月三十一日止年度，本集團於本年經審核綜合虧損為252,800,000港元，主要包括貿易業務之溢利淨額81,200,000港元、出售若干附屬公司及聯營公司權益之收益淨額218,600,000港元、財務費用111,400,000港元、所持其他投資未變現虧損及投資證券耗蝕虧損撥備388,200,000港元、應佔聯營公司虧損淨額30,100,000港元及税項22,900,000港元。

比對去年，由於775,800,000港元即27.5%之巨額增長，本集團之營業額鋭升至3,595,800,000港元，此一顯著增長乃由於本集團年內努力所致，雖然全球經濟普遍不景氣，然而*Memorex®*品牌一次收錄光碟及可重寫光碟媒體在美國及英國市場仍有穩定銷量。基於業務量增加，比對去年，毛利增加14.6%或82,000,000港元。

鑑於比對二零零零年三月三十一日，若干其他投資及投資證券之市值嚴重下挫，本集團已如上所述對所持之其他投資之未變現虧損及投資證券耗蝕虧損作出撥備。然而，倘股票市場在不久將來復甦，本集團預期可自此項儲備中取得溢利，因為董事會相信該等投資具有未獲市場確認之潛藏價值。

流動資金及財政資源

本集團於二零零一年三月三十一日之現金結存淨額為546,200,000港元(二零零零年：640,500,000港元)，佔本集團有形資產淨值(「有形資產淨值」)之27.4%(二零零零年：30.3%)。本集團於二零零一年三月三十一日之流動比率(不包括存貨之流動資產／流動負債)為119%(二零零零年：231%)。

於二零零一年三月三十一日，本集團之借款總額為1,405,000,000港元(二零零零年：1,014,200,000港元)，其中121,900,000港元不須於一年內償還。有關借款包括可換股票據385,900,000港元、銀行借款334,500,000港元、其他貸款625,800,000港元、透支49,800,000港元、融資租約與租購合約承擔6,300,000港元，及應付少數股東之款項2,700,000港元。增加借款使本集團可擴濶本身之投資組合及於本年度內作為收購Asia V-Sat Co., Ltd.(「AVS」)、中策集團有限公司(前稱China Internet Global Alliance Limited)(「中策」)及台灣一項光學儲存媒體製造業務之若干權益。



產品新穎，傲視同儕...

錦興已鎖定目標市場，並將建基於其在電腦儲存媒體業務方面建立已久的雄厚實力之上，繼續發展。透過 *Memorex®* 及 *Dysan®* 品牌，本集團已建立了世界上其中一個最龐大的光學媒體銷售及市場推廣業務，光學媒體產品銷量更雄踞美國榜首，且穩佔歐洲領導地位。為迎合瞬息萬變的市場需要，本集團已不斷開發創意無限的新產品，市場亦得以持續擴展。



HANNY
VISIONS AHEAD

本集團欣然宣佈已採用新公司徽號，旨在更準確反映本集團之業務目標。該徽號包含一個圓形圖案、一隻高瞻遠望的眼睛及「VISIONS AHEAD」字樣。圓形圖案代表本集團致力發展全球市場；一隻高瞻遠望的眼睛標誌着本集團努力尋求新的商機及提高股東之回報；至於「VISIONS AHEAD」則代表了這個放眼世界尋找新商機的宗旨。

錦興：前瞻

錦興為一間業務多元化之控股公司，本年度之年度收入為三十六億港元，而資產總值則為四十五億港元。本集團之業務由兩大部份組成：貿易業務及投資業務。貿易業務：本集團之目標為將*Memorex®*及*Dysan®*品牌產品轉為一個全球家傳戶曉及不可或缺之產品牌子。投資業務：本集團之目標為透過在嶄新科技及傳統業務之策略性投資，繼續為股東帶來長期增長。

> 目錄

> 公司資料

董事會

陳國強博士（主席）
Yap, Allan先生（董事總經理）
陳國鴻先生
張國華先生
崔建華先生
袁天凡先生
葉德銓先生
馬時亨先生
曾令嘉先生
張漢傑先生

審核委員會

馬時亨先生
曾令嘉先生

[illegible]

貝潞斯

核數師

德勤・關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心
26樓

[illegible]

恒生銀行
法國巴黎銀行香港分行
Bank of America, 美國
廖創興銀行
東亞銀行
永亨銀行

律師

香港
許捷史密夫律師行
姚黎李律師行
盛德律師事務所
百慕達
Conyers Dill & Pearman

[illegible]

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

[illegible]

秘書商業服務有限公司
香港
干諾道中111號
永安中心
5樓

[illegible]

Bankers Trust Company
4 Albany Street
New York, NY 10006
U.S.A.

[illegible]

Clarendon House
Church Street
Hamilton HM 11
Bermuda

[illegible]

香港
九龍
觀塘
鴻圖道51號
保華企業中心7樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

[illegible]

股份：275
認股權證：573

二零零零至二零零一年年報









HANNY

VISIONS AHEAD